STOCK PURCHASE AGREEMENT

between

ALCON HOLDINGS, INC.

and

LENSX LASERS, INC.

and

THE SHAREHOLDERS LISTED HEREIN

and

WILLIAM LINK

and

JAMES GARVEY

as the SELLERS’ REPRESENTATIVES

Dated:  July 6, 2010

Page

ARTICLE I	DEFINITIONS	1
1.1	Certain Definitions	1
1.2	Other Definitional and Interpretive Matters.	1
ARTICLE II	SALE AND PURCHASE OF SHARES, PURCHASE PRICE; CLOSING	2
2.1	Purchase and Sale of Company Securities.	2
2.2	Purchase Price	3
2.3	Payments at Closing	3
2.4	Closing	4
2.5	Deliveries Prior to the Closing Date	5
2.6	Deliveries on the Closing Date	5
2.7	No Further Ownership Rights in the Company	7
2.8	Dissenting Shares; Release of Appraisal Holdback.	7
2.9	Net Working Capital Adjustment.	8
2.10	Earnout Payments.	10
2.11	Withholding	14
2.12	Release of Escrow Balance.	14
ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE INDIVIDUAL SELLERS	15
3.1	Organization and Good Standing	15
3.2	Authorization of Agreement	16
3.3	Conflicts; Consents of Third Parties.	16
3.4	Ownership and Transfer of Company Securities	16
3.5	Litigation	17
3.6	Absence of Claims	17
3.7	Insolvency	17
3.8	Financial Advisors	17
ARTICLE IV	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	17
4.1	Organization and Compliance.	17
4.2	Authorization of Agreement	18
4.3	Conflicts; Consents of Third Parties.	18
4.4	Capitalization.	18
4.5	Subsidiaries	19
4.6	Corporate Records.	20
4.7	Financial Statements.	20
4.8	No Undisclosed Liabilities	21
4.9	Absence of Certain Developments	21
4.10	Taxes.	23
4.11	Real Property.	26
4.12	Tangible Personal Property.	27
4.13	Intellectual Property.	27
4.14	Medical Products; Research Studies.	30

(continued)
Page

4.15	Material Contracts.	32
4.16	Employee Benefits Plans.	34
4.17	Employees.	37
4.18	Labor.	38
4.19	Litigation	39
4.20	Compliance with Laws; Permits.	39
4.21	Environmental Matters	40
4.22	Insurance	41
4.23	Inventories	41
4.24	Related Party Transactions	41
4.25	Suppliers.	42
4.26	Product Warranty; Product Liability	42
4.27	Banks; Power of Attorney	42
4.28	Certain Payments	42
4.29	Financial Advisors	42
4.30	Certain Governmental Matters	43
4.31	Insolvency	43
ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER	43
5.1	Organization and Good Standing	43
5.2	Authorization of Agreement	43
5.3	No Vote Required	43
5.4	Conflicts; Consents of Third Parties.	44
5.5	Litigation	44
5.6	Investment Intention	44
5.7	Financial Advisors	44
5.8	Financing	44
ARTICLE VI	COVENANTS	44
6.1	Conduct of the Business Pending the Closing.	44
6.2	Additional Seller Covenants	48
6.3	Access to Information; Confidentiality	48
6.4	Third Party Consents	49
6.5	Governmental Consents and Approvals.	49
6.6	Further Assurances	51
6.7	Non-Competition.	51
6.8	Non-Solicitation; Confidentiality.	53
6.9	Preservation of Records	54
6.10	Publicity.	55
6.11	Use of Name	55
6.12	Options and Company Option Plan.	56
6.13	Related-Party Transactions with Non-Management Affiliates	57
6.14	Monthly Financial Statements	57
6.15	Fees and Expenses	57
6.16	Notification of Certain Matters	57
6.17	Indebtedness	58
6.18	Interim Debt Financing	58

(continued)
Page

6.19	Second Step Merger	58
6.20	Directors and Officers Insurance.	59
6.21	Employee Matters	59
6.22	Resignation of Directors	60
6.23	401(k) Plan	60
6.24	Certain Waivers	60
6.25	Valuation Opinion	60
6.26	Parachute Payment Waiver.	61
ARTICLE VII	CONDITIONS TO CLOSING	62
7.1	Purchaser’s Conditions to Closing	62
7.2	Sellers’ Conditions to Closing	64
ARTICLE VIII	INDEMNIFICATION, REMEDIES AND FREEDOM TO OPERATE	64
8.1	Survival of Representations and Warranties	64
8.2	Indemnification.	65
8.3	Limitations on Indemnification for Breaches of Representations and Warranties.	66
8.4	Indemnification Procedures.	67
8.5	Tax Matters.	69
8.6	Recourse for Indemnity Claims.	71
8.7	Freedom to Operate Payments and Recourse	72
ARTICLE IX	TERMINATION	73
9.1	Termination of Agreement	73
9.2	Procedure Upon Termination	74
9.3	Effect of Termination	74
ARTICLE X	MISCELLANEOUS	75
10.1	Release of Claims.	75
10.2	Sellers’ Representative.	77
10.3	Notices	79
10.4	Specific Performance	80
10.5	Successors and Assignees.	81
10.6	Expenses	81
10.7	Delays or Omissions; Waiver	81
10.8	Amendment	82
10.9	Entire Agreement	82
10.10	Severability.	82
10.11	Counterparts, Facsimile Signatures	82
10.12	Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.	82
10.13	Governing Law	83
10.14	Further Actions	83
10.15	No Third-Party Beneficiaries	83

(continued)
Page

Disclosure Schedules

Annexes

Annex 1	Initial Deemed Product Price, Initial Target Product Revenue, Initial Deemed Procedure Price; Initial Target Procedure Revenue and Initial Target Net Revenue.

Annex 2	Defined Terms

Exhibits

Exhibit A	Initial Sellers, Joining Sellers; Company Securities Owned; Seller Pro-Rata Percentages
Exhibit B	Seller Distribution Schedule
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Post-Closing Counterpart Signature Page
Exhibit E	Form of Opinion of Stradling Yocca Carlson & Rauth
Exhibit F	Form of Interim Debt Financing Promissory Note
Exhibit G	Representative Expense Amount
Exhibit H	Form of Parachute Payment Waiver
Exhibit I	Form of Option Termination Agreement
Exhibit J                 Form of Employment Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of July 6, 2010, by and among ALCON HOLDINGS, INC., a Delaware company (“Purchaser”), LENSX LASERS, INC., a Delaware company (the “Company”), the holders of Company securities listed on Exhibit A hereto as “Initial Sellers” (the “Initial Sellers”), and each Person who executes a counterpart signature page (as hereinafter defined, in accordance with Section  2.6(g)).

W I T N E S S E T H:

WHEREAS, the Initial Sellers are the owners of (i) such portion of the Shares (as defined below) as is set out in Exhibit A hereto, together constituting ninety-eight and fifty-nine one-hundredths percent (98.59%) of the issued and outstanding shares of the Company and (ii) fifty-one and fifty-seven one-hundredths percent (51.57%) of the outstanding Company Warrants (as defined below);

WHEREAS, the Initial Sellers wish to sell (i) their owned capital stock of the Company and (ii) all Company Warrants then held by them, to the Purchaser, free and clear of all Liens, in accordance with the terms of this Agreement;

WHEREAS, the Company also agrees to use commercially reasonable efforts to cause the owners of the Remaining Shares (as defined below) as are set out in Exhibit A hereto, to sell their shares in the Company to the Purchaser, free and clear of all Liens, in accordance with the terms of this Agreement; and

WHEREAS, the Purchaser wishes to acquire one hundred percent (100%) of the Company Securities in accordance with the terms of this Agreement.

NOW THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, and in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.  For purposes of this Agreement, capitalized terms shall have the meanings specified in Annex 2 to this Agreement.

1.2 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period.  When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded.  If

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the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars.  Any reference in this Agreement to $ shall mean U.S. dollars.

(iii) Exhibits/Schedules.  The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement.

(iv) Gender and Number.  Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings.  The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.  All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein.  The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including.  The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

SALE AND PURCHASE OF SHARES, PURCHASE PRICE; CLOSING

Subject to and in accordance with the terms and conditions of this Agreement:

2.1 Purchase and Sale of Company Securities.

(a) On the Closing Date the Initial Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Initial Sellers all Company Securities owned by them as shown on Exhibit A hereto (collectively, the “Initial Seller Shares”), constituting eighty-six

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and twenty-two one-hundredths percent (86.22%) of the Company Securities (on a fully-diluted basis) as of the Closing Date.

(b) On the Closing Date, the Company shall use commercially reasonable efforts to cause the Joining Sellers to sell to the Purchaser, and the Purchaser shall purchase from the Joining Sellers a number of Remaining Shares, which, together with the Initial Sellers’ Shares, will constitute as of the Closing Date not less than (i) ninety-seven percent (97%) of the then-outstanding Shares (which ninety-seven percent (97%) shall include one-hundred percent (100%) of any then-outstanding Shares which are issued following the date of this Agreement (including upon the exercise of any Company Options)) and (ii) one-hundred percent (100%) of any Company Securities (other than Shares) which would not, by their terms, terminate automatically as of the Closing.

2.2 Purchase Price.  In consideration for the purchase of the Company Securities and the undertakings of the Sellers hereunder and subject to the terms and conditions of this Agreement, the Purchaser shall pay to the Paying Agent (for distribution to the Sellers):

(a) $361,500,000, less (i) any Company Indebtedness (including any Interim Debt Financing) outstanding as of the close of business on the Business Day immediately preceding the Closing Date, (ii) any Transaction Expenses unpaid as of the close of business on the day immediately preceding the Closing Date and (iii) the Aggregate Exercise Price (which amount shall be applied to reduce solely the amounts otherwise payable to (A) Sellers who exercised Company Options on a “cashless exercise” basis prior to the Closing and (B) Sellers whose Company Warrants are sold without exercise in accordance with Section  2.6(f)), in each case, as set forth in Exhibit B), (iv) any Change of Control Payments, and (v) the Non-Competition Payments (the “Base Purchase Price”), subject to adjustment as provided in Section  2.9; plus

(b) conditional on the satisfaction of certain terms as provided in Section 2.10(b), the Base Earnout Payments; plus

(c) conditional on the satisfaction of certain terms as provided in Section 2.10(c), the Excess Earnout Payments;

(the payments described in the foregoing clauses (a), (b) and (c) together, the “Consideration”), to be allocated among the Sellers in accordance with Exhibit B hereto.

2.3 Payments at Closing.  At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered:

(a) The Purchaser shall pay in immediately available U.S. Dollar funds to an account designated by JP Morgan Chase Bank, N.A. (the “Paying Agent”), by wire transfer of immediately available funds, the Base Purchase Price plus the Estimated Working Capital Excess or minus the Estimated Working Capital Shortfall, and less (i) the amount to be paid into the Escrow Account pursuant to Section  2.3 (e), (ii) the Adjustment Holdback, (iii) if, as of the Closing, the Sellers are not the holders of one-hundred percent (100%) of the Company

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Securities, the Appraisal Holdback (iv) the Aggregate Option Consideration, and (v) the amount to be paid into the Representative Account pursuant to Section  2.3(f).  Such amount shall to be allocated among the Sellers in accordance with Exhibit B hereto.

(b) The Purchaser shall pay in immediately available U.S. Dollar funds to an account designated by the Paying Agent, by wire transfer of immediately available funds, the Aggregate Option Consideration to be allocated among the Non-Exercising Optionholders in accordance with Exhibit B hereto.

(c) The Purchaser may (but shall not be obligated to) pay in full all Company Indebtedness due and owing at such time, as shown on the certificate delivered by the Company pursuant to Section  6.17, by wire transfer of immediately available funds into accounts designated in writing by the Company not less than three (3) Business Days prior to the Closing Date.

(d) The Purchaser shall pay in full all Transaction Expenses due and owing at such time, as shown on the certificate delivered by the Company pursuant to Section  6.15, by wire transfer of immediately available funds into accounts designated in writing by the Company not less than three (3) Business Days prior to the Closing Date.

(e) The Purchaser shall, on behalf of the Sellers, pay to JPMorgan Chase Bank, N.A., as agent to Purchaser and the Sellers (the “Escrow Agent”), in immediately available funds, to the account designated by the Escrow Agent, the Initial Escrow Amount, in accordance with the terms of this Agreement and the Escrow Agreement in the form attached as Exhibit C hereto (the “Escrow Agreement”), which will be executed at the Closing, by and among Purchaser, the Sellers’ Representatives and the Escrow Agent.

(f) The Purchaser shall, on behalf of the Sellers, pay to the account designated by the Seller Representative (the “Representative Account”) an amount equal to One-Million Dollars ($1,000,000) (the “Initial Representative Expense Amount”), in accordance with the terms of this Agreement.

(g) The Purchaser shall pay to each of the Persons entitled thereto, by wire transfer of immediately available U.S. Dollar funds, his or her Change of Control Payment.

(h) The Purchaser shall pay to each of the Restricted Sellers, by wire transfer of immediately available U.S. Dollar funds, his or her Non-Competition Payment.

2.4 Closing.  The closing of the purchase and sale of the Company Securities (the “Closing”) shall take place at the offices of Locke Lord Bissell & Liddell LLP, 2200 Ross Avenue, Suite 2200, Dallas, Texas within three (3) Business Days after the satisfaction or waiver of all the conditions precedent to Closing as set forth in ARTICLE VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing), or thereafter at such other time, date and place as may be agreed by the parties in writing (the time and date of the Closing being herein referred to as the “Closing Date”).

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2.5 Deliveries Prior to the Closing Date.  No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser:

(a) the Estimated Closing Balance Sheet and a statement of the Estimated Closing Working Capital derived therefrom pursuant to Section  2.9(a)(i).

(b) the pay-off letters or final invoices in respect of Transaction Expenses and the certificate setting forth an estimate of Transaction Expenses, pursuant to Section  6.15.

(c) the pay-off letters in respect of Indebtedness to be repaid as of the Closing and the certificate setting forth an estimate of Indebtedness, pursuant to Section  6.17.

(d) details of the accounts to which payments for Company Indebtedness shall be sent as of the Closing pursuant to Section  2.3(c).

(e) details of the accounts to which payment of the Transaction Expenses shall be sent as of the Closing pursuant to Section  2.3(d).

(f) details of the account to which payments to the Paying Agent shall be made.

(g) details of the accounts to which the Change of Control Payments shall be made pursuant to Section  2.3(g).

(h) details of the accounts to which the Non-Competition Payments shall be made pursuant to Section  2.3(h)

2.6 Deliveries on the Closing Date.  At the Closing, the Company shall deliver to Purchaser, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered until all actions are completed and all documents and certificates delivered:

(a) copies of resolutions, certified by the Secretary of the Company as to the authorization of this Agreement and all of the transactions contemplated hereby;

(b) copies of resolutions, certified by the Secretary of the Company, as to the termination of the Company Option Plan, in accordance with Section  6.12 hereof;

(c) copies of the releases from Affiliates of the Company, pursuant to Section  6.13(b);

(d) evidence that each Company Option (i) has been exercised and that the Shares issued upon such exercise will be sold pursuant hereto, (ii) is held by a Non-Exercising Optionholder, or (iii) will expire on or prior to the Closing without any further obligation on the part of the Company or the Purchaser in respect of such Company Options in accordance with Section  6.12(a)(iii);

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(e) stock certificates from each of the Sellers who is selling Shares (including all Initial Sellers and all Joining Sellers (including, in each case, to the extent that such Sellers constitute Exercising Optionholders)) representing such Shares, duly endorsed in blank or accompanied by stock transfer powers and with all requisite stock transfer tax stamps attached and otherwise sufficient to transfer the Shares to Purchaser free and clean of all Liens;

(f) documents of transfer from each of the Sellers who is selling Company Securities not constituting Shares (including any Seller who is selling unexercised Company Warrants) with all requisite stock transfer tax stamps attached and otherwise sufficient to transfer such Company Securities to Purchaser free and clean of all Liens;

(g) counterpart signature pages to this Agreement executed by a number of Joining Sellers which, together with the Initial Sellers, hold, as of the Closing Date, no less than (A) ninety-seven percent (97%) of the then-outstanding Shares (which ninety-seven percent (97%) shall include one-hundred percent (100%) of any then-outstanding Shares which are issued following the date of this Agreement (including upon the exercise of any Company Options)) and (B) one-hundred percent (100%) of any Company Securities (other than Shares) which would not, by their terms, terminate automatically as of the Closing, pursuant to which such Joining Sellers shall become parties to this Agreement as if Initial Sellers hereunder;

(h) certificates of good standing dated not more than five (5) Business Days prior to the Closing Date with respect to the Company issued by the Secretary of State of the State of Delaware and for each state in which the Company is qualified to do business as a foreign corporation;

(i) all instruments and documents necessary to release each of the Liens set forth in Schedule 2.6(i) other than Permitted Exceptions, including appropriate UCC financing statement amendments (termination statements);

(j) the certificate indicating the Company Transaction Expenses as of the close of business on the day immediately preceding the Closing Date, pursuant to Section  6.15;

(k) the certificate indicating the amount of Indebtedness to be repaid as of the Closing, pursuant to Section  6.17;

(l) the resignation of the existing directors of the Company with a written acknowledgment from each such resigning director that he has no claim whatever against the Company whether in respect of compensation for loss of office, damages, loans or otherwise, provided that, subject to the Company’s compliance with Section  6.20(a) hereof, such acknowledgement shall not have any effect on such director’s right to indemnification or insurance pursuant to this Agreement or otherwise;

(m) the certificates described in Sections  7.1(f);

(n) an affidavit that complies with U.S. Treasury Regulations Section 1.897-2(h) to the effect that the Company Securities are not “United States real property interests” as defined in Section 897(c) of the Code (a “FIRPTA Affidavit”);

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(o) an opinion of Stradling Yocca Carlson & Rauth, counsel to the Company, in substantially the form of Exhibit E hereto and permitting reliance thereon by Purchaser;

(p) a copy of each Parachute Payment Waiver, in substantially the form of Exhibit H (the “Parachute Payment Waiver”) hereto, executed by a Person designated to execute such a waiver pursuant to Section  6.26;

(q) all instruments and documents necessary to release any and all Liens other than Permitted Exceptions, including appropriate UCC financing statement amendments (termination statements); and

(r) an Option Termination Agreement in the form attached as Exhibit I from each Non-Exercising Optionholder duly executed by such Non-Exercising Optionholder.

2.7 No Further Ownership Rights in the Company.  Upon payment of the amounts specified in Sections  2.3(a) through 2.3(f) to the Paying Agent, the Escrow Agent and the Representative Account, the Sellers shall cease to have any rights pertaining to such Company Securities or the Company other than the right to receive the Earnout Payments, if any, the remaining portions, if any of the Adjustment Holdback and (if applicable) the Appraisal Holdback, in each case, upon the release thereof and any remaining Escrow Balance upon the release thereof, in each case, in accordance with the terms hereof.

2.8 Dissenting Shares; Release of Appraisal Holdback.

(a) If, following the Closing, there are any Remaining Shares not acquired by Purchaser as of the Closing then, subsequent to the Closing and the consummation of the Merger contemplated by  Section  6.19, all Dissenting Shares will be converted into the right to receive such consideration as may be determined to be due to the Dissenting Stockholder holding such Dissenting Shares under Delaware General Corporation Law and the California General Corporation Law, as applicable.  If a Dissenting Stockholder forfeits his, her or its right to appraisal under the Delaware General Corporation Law and the California General Corporation Law, as applicable, or properly withdraws his, her or its demand for appraisal of Dissenting Shares, then, as of the occurrence of such event, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive the consideration payable in respect of such Shares pursuant to Section  6.19.

(b) The Company shall give the Purchaser (i) prompt notice of any written demands for appraisal of any Shares of Common Stock, withdrawals of such demands, and any other instruments that relate to such demands received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Delaware General Corporation Law or the California General Corporation Law, as applicable.  The Company shall not, except with the prior written consent of the Purchaser or as required by applicable Law, make any payment with respect to any demands for appraisal of Shares or offer to settle or settle any such demands.

(c) (i) The costs of conducting any appraisal proceedings (including any reasonable fees of attorney and advisors) as well as (ii) any amounts paid to any Dissenting Stockholder on account of such Dissenting Stockholder’s assertion of appraisal rights, shall be

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paid by Purchaser from (or, if paid by the Company, shall be deemed to reduce) the Appraisal Holdback (and, to the extent that the Appraisal Holdback is insufficient first by the Sellers’ Representatives on behalf of the Sellers from the Representative Account and, if still insufficient, from the Escrow Account).

(d) Within five (5) Business Days following such time as (i) all Dissenting Stockholders have either been paid, pursuant to applicable Law for their Dissenting Shares or have ceased to be Dissenting Shareholders and been paid for their Shares in accordance with Section  6.19, and (ii) Purchaser owns one-hundred percent (100%) of the Company Securities, Purchaser shall release the remaining balance, if any, of the Appraisal Holdback to the Paying Agent (to be allocated among the Sellers and the Non-Exercising Optionholders in accordance with Exhibit B hereto).

2.9 Net Working Capital Adjustment.

(a) Closing Date Purchase Price Adjustment.

(i) Not later than three (3) Business Days prior to the Closing Date, the Company shall provide Purchaser with an estimated consolidated balance sheet of the Company as of immediately after the Closing (the “Estimated Closing Balance Sheet”) and a statement of the estimated Closing Working Capital (as defined in Section  2.9(b)(i) below), derived from the Estimated Closing Balance Sheet (“Estimated Closing Working Capital”).  The Estimated Closing Balance Sheet and Estimated Closing Working Capital shall be prepared by the Company in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation and estimation and accrual methodologies that were used in the preparation of the Company’s audited Financial Statements for the most recent fiscal year end, as if such Estimated Closing Balance Sheet and Estimated Closing Working Capital were being prepared and audited as of a fiscal year end.

(ii) If Estimated Closing Working Capital is less than Target Working Capital, then the Base Purchase Price payable at Closing will be decreased by the positive difference between Estimated Closing Working Capital and Target Working Capital (the “Estimated Closing Working Capital Shortfall”).  If Estimated Closing Working Capital is greater than Target Working Capital, then the Base Purchase Price payable at Closing will be increased by the positive difference between Estimated Closing Working Capital and Target Working Capital (the “Estimated Closing Working Capital Excess”).  “Target Working Capital” shall be $1,000,000.

(b) Post-Closing Date Purchase Price Adjustment.

(i) Following the Closing, the Base Purchase Price shall be adjusted as provided herein to reflect the difference between Closing Working Capital and Estimated Closing Working Capital.  “Closing Working Capital” means the Net Working Capital of the Company as of immediately after the Closing, provided, however, that if, as of the Closing Date, one or more of the individuals listed on Schedule  6.26 has not executed a Parachute Payment Waiver as provided in Section  6.26(a), the Company shall include in its calculation of Closing

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Net Working Capital, a deemed liability equal to the portion of the value of the tax deductions lost pursuant to Section 280G of the Code which result from the acceleration of vesting for Company Options and Accelerated Shares and shall reduce the Company’s Net Working Capital on a dollar by dollar basis to reflect the loss of such Tax deductions (the “280G Deduction”).  For purposes of the preceding sentence, the value of the acceleration of the Company Options and Accelerated Shares shall be determined pursuant to Treasury Regulations Section 1.280G-1, Q&A-12 and Q&A-13.  The value of the lost Tax deduction shall deemed to be equal to (A) the dollar amount of the Tax deduction the Company could have as a result the acceleration of vesting for Company Options and Accelerated Shares had Parachute Payment Waivers been exercised, multiplied by (B) 39.5%.

(ii) Within 45 days following the Closing Date, Purchaser shall deliver to the Sellers’ Representatives a consolidated balance sheet of the Company as of immediately after the Closing (the “Closing Balance Sheet”) audited by the Company’s accountants and a statement of Closing Working Capital derived from the Closing Balance Sheet (the “Closing Working Capital Statement”).  The Closing Balance Sheet and the Closing Working Capital Statement shall be prepared in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classifications, judgments and valuation, estimation and accrual methodologies that were used in the preparation of the Company’s audited Financial Statements for the most recent fiscal year end, as if such Closing Balance Sheet was as of a fiscal year end.

(iii) The Closing Balance Sheet and the Closing Working Capital Statement (and the computation of Closing Working Capital indicated thereon) delivered by Purchaser to the Sellers’ Representatives shall be conclusive and binding upon the parties unless the Sellers’ Representatives, within 15 days after delivery to the Sellers’ Representatives of the Closing Balance Sheet and the Closing Working Capital Statement, notifies Purchaser in writing that the Sellers’ Representatives disputes any of the amounts set forth therein, specifying the nature of the dispute and the basis therefor.  The parties shall in good faith attempt to resolve any dispute and, if the parties so resolve all disputes, the Closing Balance Sheet and the Closing Working Capital Statement (and the computation of Closing Working Capital indicated thereon), as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties.  If the parties do not reach agreement in resolving the dispute within 15 days after notice is given by the Sellers’ Representatives to Purchaser pursuant to the second preceding sentence, the parties shall submit the dispute to the accounting firm of Deloitte & Touche, LLP, or, if such firm will not act, to such other “big four” accounting firm which is mutually agreeable to the parties (the “Arbiter”) for resolution.  Promptly, but no later than 20 days after acceptance of its appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and the Sellers’ Representatives, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Closing Working Capital which shall be conclusive and binding on the parties.  All proceedings conducted by the Arbiter shall take place in Orange County, California.  In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section  2.9 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party.  The fees, costs and

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expenses of the Arbiter shall be allocated to and borne by Purchaser and the Sellers based on the inverse of the percentage that the Arbiter’s determination (before such allocation) bears to the total items in dispute as originally submitted to the Arbiter with the Sellers’ portion paid first from the Adjustment Holdback and, if needed, by the Sellers’ Representatives from the Representative Account and, if needed, from the Escrow Account.  By way of example and not of limitation, if Purchaser and Sellers’ Representatives have a dispute over $100 and the Arbiter awards $60 to Sellers (60% of the amount in dispute) and $40 to Purchaser (40% of the amount in dispute), Purchaser would bear 60% of the fees, costs and expenses of the Arbiter and Sellers would bear 40% of the fees, costs and expenses of the Arbiter.

(iv) Upon final determination of Closing Working Capital as provided in Section  2.9(b)(iii) above, (A) if Closing Working Capital is greater than Estimated Closing Working Capital, the Base Purchase Price shall be increased by the excess of Closing Working Capital over Estimated Closing Working Capital and Purchaser shall promptly, but no later than five (5) Business Days after such final determination, pay the amount of such difference, together with interest thereon from the Closing Date to the date of payment thereof, to the Paying Agent to be allocated among the Sellers and the Non-Exercising Optionholders in accordance with Exhibit B hereto, and (B) if Closing Working Capital is less than Estimated Closing Working Capital, the Base Purchase Price shall be decreased by the excess of Estimated Closing Working Capital over Closing Working Capital and the Sellers shall promptly, but no later than five (5) Business Days after such final determination, pay to Purchaser (including by way of offset against the Adjustment Holdback) the amount of such difference, together with interest thereon from the Closing Date to the date of payment thereof as determined below.

(v) Any remaining amounts of the Adjustment Holdback, after deduction pursuant to Section  2.9(b)(iv) above, if any, shall be paid by the Purchaser to the Paying Agent, to be allocated among the Sellers and the Non-Exercising Optionholders in accordance with Exhibit B hereto, not later than five (5) Business Days after the Closing Balance Sheet is determined final.  If the Adjustment Holdback is insufficient to satisfy any amount due to the Purchaser pursuant to Section  2.9(b)(iv) above, such excess amount will be paid by the Sellers’ Representatives on behalf of the Sellers and the Purchaser shall not be required to demand such payment from the Escrow Account.

(vi) For the purposes of this Section  2.9(b), interest will be payable at the “prime” rate, as announced by The Wall Street Journal, Eastern Edition, from time to time to be in effect, calculated based on a 365 day year and the actual number of days elapsed.

2.10 Earnout Payments.

(a) No later than 90 days after the last day of each Earnout Year, the Purchaser will provide notice to the Sellers’ Representatives (the “Earnout Notice”) of the actual Deemed Net Revenue for the relevant Earnout Year.

(b) Subject to subsections (f), (g) and (j) through (m) of this Section  2.10, for each of the Earnout Years ending December 31, 2011, December 31, 2012 and December 31, 2013 (each such Earnout Year, a “Base Earnout Year”) in which Deemed Net Revenue meets or exceeds Target Net Revenue for such Earnout Year, Purchaser shall pay to Paying Agent (for

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distribution to Sellers in accordance with Exhibit B hereto) $25,000,000 (each such $25,000,000 payment, a “Base Earnout Payment”).  The parties acknowledge and agree that to the extent that Deemed Net Revenue is less than Target Net Revenue for any Base Earnout Year (i) no Earnout shall be payable by Purchaser for such Base Earnout Year and (ii) Deemed Net Revenue for such Base Earnout Year shall not be carried forward to any subsequent Earnout Year for purposes of determining whether Target Net Revenue for such subsequent Earnout Year is met or exceeded (nor for any other purpose).

(c) Subject to subsections (g) and (j) through (m) of this Section  2.10, for each Earnout Year in which Deemed Net Revenue exceeds Target Net Revenue for such Earnout Year, Purchaser shall pay to Paying Agent (for distribution to Sellers in accordance with Exhibit B hereto) an amount equal to the amount by which the Deemed Net Revenue for such Earnout Year exceeds the Target Net Revenue for such Earnout Year, multiplied by 0.5 (each such payment, an “Excess Earnout Payment”).

(d) In the event that due to external conditions (whether or not market related) Purchaser’s actual selling price for the Product during any Earnout Year (based on unbundled, arms’-length sales to un-Affiliated third parties) is lower, by ten percent (10%) or more, than the applicable Deemed Product Price for such Earnout Year (the percentage by which the actual Product price is lower than the Deemed Product Price, the “Product Reduction Percentage”):

(i) the parties shall adjust the Deemed Product Price for (A) such Earnout Year and (B) for each subsequent Earnout Year (as set forth on Annex 1 hereto), by a percentage amount equal to the Product Reduction Percentage;

(ii) the parties shall adjust the Target Product Revenue for (A) such Earnout Year and (B) for each subsequent Earnout Year (as set forth on Annex 1 hereto) by a percentage amount equal to the Product Reduction Percentage; and

(iii) the parties shall recalculate Target Net Revenue for (A) such Earnout Year and (B) for each subsequent Earnout Year (as set forth on Annex 1 hereto) by adding (X) Target Procedure Revenue for each such Earnout Year (as adjusted, if applicable, pursuant to Section  2.10 (e)(ii) below) to (Y) Target Product Revenue for each such Earnout Year, as adjusted pursuant to Section  2.10(d)(ii) above.

Purchaser may not adjust the Deemed Product Price and Target Product Revenue pursuant to this Section  2.10(d) more than once per Earnout Year.

(e) In the event that due to external conditions (whether or not market related) the actual amount charged by Purchaser for each Procedure performed during any Earnout Year (utilizing Products sold in unbundled, arms’-length sales to un-Affiliated third parties) is lower, by ten percent (10%) or more, than the applicable Deemed Procedure Price for such Earnout Year (the percentage by which the actual Procedure charge is lower than the Deemed Procedure Price, the “Procedure Reduction Percentage”):

(i) the parties shall adjust the Deemed Procedure Price for (A) such Earnout Year and (B) for each subsequent Earnout Year (as set forth on Annex 1 hereto), by a percentage amount equal to Procedure Reduction Percentage;

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(ii) the parties shall adjust the Target Procedure Revenue for (A) such Earnout Year and (B) for each subsequent Earnout Year (as set forth on Annex 1 hereto) by a percentage amount equal to the Procedure Reduction Percentage; and

(iii) the parties shall recalculate Target Net Revenue for (A) such Earnout Year and (B) for each subsequent Earnout Year (as set forth on Annex 1 hereto) by adding (X) Target Product Revenue for each such Earnout Year (as adjusted, if applicable, pursuant to Section  2.10(d)(ii) above) to (Y) Target Procedure Revenue for each such Earnout Year, as adjusted pursuant to Section  2.10(e)(ii) above.

Purchaser may not adjust the Deemed Procedure Price and Target Procedure Revenue pursuant to this Section  2.10(e) more than once per Earnout Year.

(f) Notwithstanding Section  2.10(b), no Base Earnout Payment shall be owed by Purchaser for the Base Earnout Years ending December 31, 2012 and December 31, 2013 unless on or before January 1, 2012 (with respect to the Base Earnout Year ending December 31, 2012) or January 1, 2013 (with respect to the Base Earnout Year ending December 31, 2013), the FDA has granted approval of, or clearance for, the use of the Company Femtosecond Laser in the creation of full-thickness corneal incisions for cataract surgery.

(g) Notwithstanding Sections  2.10(b) and 2.10(c), no Earnout Payments (Base Earnout Payment or Excess Earnout Payments) shall be owed by Purchaser:

(i) for the Earnout Year ending December 31, 2013 unless (A) on or before January 1, 2013, the FDA has granted a 510(k) Clearance or (B) on or before July 1, 2013, the FDA has granted an Investigational Device exemption, in each case, for the use of the Company Femtosecond Laser in astigmatic keratotomy;

(ii) for the Earnout Year ending December 31, 2014 unless on or before January 1, 2014, the FDA has granted either a 510(k) Clearance or an Investigational Device exemption, in each case, for the use of the Company Femtosecond Laser in astigmatic keratotomy, and

(iii) for the Earnout Year ending December 31, 2015 unless on or before January 1, 2015, the FDA has granted either a 510(k) Clearance or an Investigational Device exemption, in each case, for the use of the Company Femtosecond Laser in astigmatic keratotomy.

(h) The Earnout Notice delivered by Purchaser to the Sellers’ Representatives shall be conclusive and binding upon the parties unless the Sellers’ Representatives, within twenty (20) days after delivery to the Sellers’ Representatives of the Earnout Notice, notifies Purchaser in writing that the Sellers’ Representatives disputes any of the amounts set forth therein or whether the Diligent Efforts required pursuant to Section  2.10 (n) have been made, specifying the nature of the dispute and the basis therefor.  The parties shall in good faith attempt to resolve any dispute and, if the parties so resolve all disputes, the Earnout Notice, as amended to the extent necessary to reflect the resolution of the dispute, shall be conclusive and binding on the parties.  If the parties do not reach agreement in resolving the dispute within twenty (20) days after notice is given by the Sellers’ Representatives to Purchaser pursuant to the second

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preceding sentence, the parties shall submit the dispute to the Arbiter for resolution.  Promptly, but no later than twenty (20) days after acceptance of its appointment as Arbiter, the Arbiter shall determine (it being understood that in making such determination, the Arbiter shall be functioning as an expert and not as an arbitrator), based solely on written submissions by Purchaser and the Sellers’ Representatives, and not by independent review, only those issues in dispute and shall render a written report as to the resolution of the dispute and the resulting computation of the Earnout Payment which shall be conclusive and binding on the parties.  All proceedings conducted by the Arbiter shall take place in metropolitan Dallas/Fort Worth, Texas.  In resolving any disputed item, the Arbiter (x) shall be bound by the provisions of this Section  2.10 and (y) may not assign a value to any item greater than the greatest value for such items claimed by either party or less than the smallest value for such items claimed by either party.  The fees, costs and expenses of the Arbiter shall be allocated to and borne by Purchaser and the Sellers based on the inverse of the percentage that the Arbiter’s determination (before such allocation) bears to the total items in dispute as originally submitted to the Arbiter (as such methodology is more fully described in the final sentence of Section  2.9(b)(iii)) with the Sellers’ portion paid first by offset from one or more Earnout Payments (without being required to offset or deduct such amount from any Escrowed Earnout Amount) and, if needed, by the Sellers’ Representatives from the Representative Account and, if needed, from the Escrow Account.

(i) Subject to subsections (j) and (k) of this Section  2.10, upon final determination of any Earnout Payment as provided in Section  2.10(h) above, Purchaser shall promptly, but no later than five (5) Business Days after such final determination, pay the amount of such Earnout Payment to the Paying Agent, to be allocated among the Sellers in accordance with Exhibit B hereto.

(j) Notwithstanding Section  2.10(i) (and subject to Section  2.10(k) below) with respect to any Earnout Payment paid on account of the Earnout Years ending December 31 of 2011, 2012 and 2013, Purchaser shall pay only seventy-five percent (75%) of the amount of such Earnout Payment to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto) and shall pay twenty-five percent (25%) of amount of such Earnout Payment to the Escrow Agent (any such amount, an “Escrowed Earnout Amount”), to be deposited into the Escrow Account.

(k) Any amount to be paid to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto), whether one-hundred percent (100%) or seventy-five percent (75%) of any Earnout Payment, as applicable, shall be subject to offset as provided in Sections  8.6(a)(ii) and 8.7(a)(ii) hereof.

(l) The amount of all Earnout Payments shall be proportionately reduced to account for the percentage of the Shares (other than Dissenting Shares) that were acquired by the Purchaser in the Merger.

(m) Notwithstanding the foregoing, the Earnout Payments shall not exceed $382,500,000 in the aggregate (the “Earnout Cap”).

(n) Diligent Efforts.  Purchaser shall use Diligent Efforts to maximize Deemed Net Revenue during the Earnout Years.

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2.11 Withholding.  Notwithstanding the foregoing provisions of this ARTICLE II or any other provision of this Agreement, the Purchaser shall be entitled to deduct and withhold from any payments due hereunder any amounts it is required by Law to deduct and withhold in respect of making such payments under any provision of the Code, or any state, local or foreign Tax law withholding tax at the maximum rate for such withholding, unless the Purchaser is provided, at least five (5) Business Days before such payment is made, with an exemption from such withholding tax or reduced rate of withholding certificate in respect of such payment for each Seller for the Purchaser’s full satisfaction.  If the Purchaser so withholds any such amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Sellers.

2.12 Release of Escrow Balance.

(a) To the extent that on each Interim Release Date there is then available a portion of the Escrow Balance which is not then reserved subject to (i) resolution of any pending Legal Proceeding initiated by any third party challenging Purchaser’s Freedom to Operate, (ii) any executory Contract pursuant to which Purchaser will be obligated to make FTO Payments following the Escrow Release Date, or (iii) resolution of any Unresolved Claim, the parties shall instruct the Escrow Agent to release Two-Million Dollars ($2,000,000) to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto).

(b) If, on December 31, 2015 (the “Escrow Release Date”), there do not exist (i) any pending Legal Proceeding initiated by any third party challenging Purchaser’s Freedom to Operate, (ii) any executory Contract pursuant to which Purchaser will be obligated to make FTO Payments following the Escrow Release Date, or (iii) any Unresolved Claim, the parties shall instruct the Escrow Agent to release the Escrow Balance (to the extent not utilized to pay Purchaser for any indemnification claim) to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto).

(c) If on the Escrow Release Date, there exists a pending Legal Proceeding initiated by any third party challenging Purchaser’s Freedom to Operate, the entire Escrow Balance shall be retained in the Escrow Account until resolution of such Legal Proceeding, whereupon:

(i) if such Legal Proceeding is resolved in a manner which does not require Purchaser to make any FTO Payments, the parties shall instruct the Escrow Agent to release the Escrow Balance to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto), except to the extent otherwise required to be retained pursuant to subsections  (d), (e) or (f) of this Section  2.12; or

(ii) if resolution of such third party claim requires Purchaser to make FTO Payments to such third party, (X) an amount equal to fifty percent (50%) of such One-Time FTO Payment shall be released to Purchaser pursuant to Section  8.7(a)(i), and/or (Y) an amount sufficient to fund fifty percent (50%) of any future Royalty FTO Payments shall remain in the Escrow Account for periodic disbursement to Purchaser in accordance with Section  8.7(b)(ii) (or if such amount is not reasonably ascertainable, the entirety of the Escrow Balance shall remain in the Escrow Account until released in accordance with Section  2.12 (f)) and the parties shall

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instruct the Escrow Agent to release the remainder of the Escrow Balance, if any, to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto) but only to the extent not otherwise required to be retained pursuant to subsections (d), (e) or (f) of this Section  2.12.

(d) If on the Escrow Release Date there exists any executory Contract pursuant to which Purchaser will be obligated to make FTO Payments following the Escrow Release Date, an amount sufficient to fund fifty percent (50%) of any future FTO Payments shall remain in the Escrow Account for (periodic) disbursement to Purchaser in accordance with Section  8.7(b)(ii) (or if such amount is not reasonably ascertainable, the entirety of the Escrow Balance shall remain in the Escrow Account until released in accordance with Section  2.12 (f)) and the parties shall instruct the Escrow Agent to release the remainder of the Escrow Balance, if any, to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto) but only to the extent not otherwise required to be retained pursuant to subsections  (c), (e) or (f) of this Section  2.12.

(e) If on the Escrow Release Date there exists any Unresolved Claim the Escrow Agent shall retain an amount (up to the total amount then held by the Escrow Agent) equal to the amount of any Unresolved Claims and the remainder of the Escrow Balance, if any, shall be released by the Escrow Agent to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto).  The parties shall instruct the Escrow Agent to release such portion of the Escrow Balance as was retained for Unresolved Claims (to the extent not utilized to pay Purchaser for any such claims resolved in favor of Purchaser) upon the resolution of such Unresolved Claims in accordance with ARTICLE VIII and the terms of the Escrow Agreement but only to the extent not otherwise required to be retained pursuant to subsections  (c), (d) or (f) of this Section  2.12.

(f) In the event that all or a portion of the Escrow Balance is retained in the Escrow Account following the Escrow Release Date pursuant to clause (Y) of Section  2.12 (c)(i) or pursuant to Section  2.12 (d), such amount shall remain in the Escrow Account and shall be subject to periodic distributions to Purchaser pursuant to Section  8.7(a)(i) and 8.7(b)(ii).  Upon the termination of Purchaser’s obligation to make FTO Payments, the parties shall instruct the Escrow Agent to release the Escrow Balance, if any, to the Paying Agent (to be allocated among the Sellers in accordance with Exhibit B hereto) but only to the extent not otherwise required to be retained pursuant to subsections  (c), (d) or (e) of this Section  2.12.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE INDIVIDUAL SELLERS

Each Seller, severally with respect to itself, represents and warrants to the Purchaser as of the date hereof (or in the case of any Joining Seller, on the date such Joining Seller executes a counterpart signature page) and as of the Closing Date, as follows:

3.1 Organization and Good Standing.  Such Seller (if not a natural person) is a corporation, limited liability company, partnership or trust (in each case, as shown on Exhibit A hereto), duly organized, validly existing and in good standing under the laws of the jurisdiction

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of its incorporation or formation (in each case, as shown on Exhibit A hereto) and has all requisite corporate, limited liability, partnership or trust power and authority to own, lease and operate its properties and to carry on its business as now conducted.  Such Seller is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization.

3.2 Authorization of Agreement.  Such Seller has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement (the “Seller Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each of the Seller Documents, and the consummation of the transactions contemplated hereby and thereby, has been duly authorized and approved by all required action on the part of such Seller.  This Agreement has been, and each of the Seller Documents will be at or prior to the Closing, duly and validly executed and delivered by such Seller and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each of the Seller Documents when so executed and delivered will constitute, legal, valid and binding obligations of such Seller, enforceable against such Seller in accordance with its terms.

3.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by such Seller of this Agreement or the Seller Documents, the consummation of the transactions contemplated hereby or thereby, or compliance by such Seller with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of such Seller; (ii) any material Contract or Permit to which any Seller is a party or by which any of the properties or assets of such Seller are bound; (iii) any Order of any Governmental Authority applicable to such Seller or by which any of the properties or assets of such Seller are bound; (iv) any community property Laws, or (v) to the Knowledge of Seller, any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of such Seller in connection with the execution and delivery of this Agreement, the Seller Documents, the compliance by such Seller with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby and thereby, except for compliance with the applicable requirements of the HSR Act.

3.4 Ownership and Transfer of Company Securities.  Such Seller is the record and beneficial owner of the Company Securities indicated as being owned by such Seller on Exhibit A, free and clear of any and all Liens.  Such Seller has the power and authority to sell, transfer, assign and deliver such Company Securities as provided in this Agreement, and such

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delivery will convey to Purchaser good and marketable title to such Company Securities, free and clear of any and all Liens.

3.5 Litigation.  Except as set forth in Schedule  3.5, there is no Legal Proceeding pending or, to the Knowledge of such Seller, threatened against such Seller or to which such Seller is otherwise a party relating to this Agreement, the Seller Documents or the transactions contemplated hereby or thereby.

3.6 Absence of Claims.  Neither such Seller nor such Seller’s heir or its representatives, agents, heirs, executors, administrators, successors and assigns has any Claims of type purported to be released by the release contemplated by Section  10.1 hereof.

3.7 Insolvency.  No insolvency proceedings of any kind are pending against such Seller and such Seller has not stopped payment and is not insolvent or unable to pay its debts as and when they fall due.

3.8 Financial Advisors.  Except as set forth on Schedule  3.8, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for such Seller in connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company hereby  represents and warrants to the Purchaser as of the date hereof and as of the Closing Date, as follows:

4.1 Organization and Compliance.

(a) The Company is duly incorporated and validly existing under the Laws of the State of Delaware, with power and authority to own, lease and operate its properties and carry on its business as now being conducted and as contemplated to be conducted.

(b) The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

(c) The Purchaser has received true and accurate copies of the Organizational Documents of the Company as of the date of this Agreement.

(d) The Company maintains all corporate, shareholder or other records and registries required by Law.  True and complete copies of all such documents have been delivered to the Purchaser.

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4.2 Authorization of Agreement.  The Company has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the transactions contemplated by this Agreement (the “Company Documents”), to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance of this Agreement and each of the Company Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by all required action on the part of the Company.  This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) this Agreement constitutes, and each of the Company Documents when so executed and delivered will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and as limited by general principles of equity that restrict the availability of equitable remedies (the “Remedies Exceptions”).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule  4.3(a), the consummation of the transactions contemplated hereby and by the other Transaction Documents will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or give rise to any obligation of the Company to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of Company under, any provision of (i) the Organizational Documents of the Company; (ii) any material Contract or Permit to which the Company is a party or by which any of the properties or assets of the Company are bound; (iii) any Order applicable to the Company or any of the properties or assets of the Company; or (iv) to the Knowledge of the Company or Sellers, any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of the Company in connection with (i) the execution and delivery of this Agreement, the Transaction Documents, respectively, the compliance by the Company with any of the provisions hereof and thereof, or the consummation of the transactions contemplated hereby or thereby, or (ii) the continuing validity and effectiveness immediately following the Closing of any material Permit or Contract of the Company, except for compliance with the applicable requirements of the HSR Act.

4.4 Capitalization.

(a) Schedule  4.4 (a) sets out the authorized and issued capital stock of the Company (together with the names and holdings of each of the stockholders of the Company) as of the date of this Agreement and immediately prior to and after the Closing and all of the

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outstanding shares, capital stock or other equity securities (as applicable) of the Company are owned of record by the holders and in the respective amounts as are set forth on such Schedule.  All of the issued and outstanding shares, capital stock or other equity securities (as applicable) of the Company (i) were duly authorized for issuance and are validly issued, fully paid and non-assessable, (ii) were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights, and (iii) have the rights, preferences, privileges, and restrictions set forth in the Organizational Documents of the Company.  All securities of the Company have been issued in compliance with all Laws, rules and regulations, including applicable securities Laws and their Organizational Documents.  Except as set forth in Schedule  4.4 (a), the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any of its shares or any warrants, options or other rights to acquire its shares.

(b) Schedule  4.4 (b) sets forth the holders of options to purchase shares, capital stock or other equity securities (as applicable) of the Company (“Company Options”), the holders of warrants or other rights to purchase shares, capital stock or other equity securities (as applicable) of the Company (“Company Warrants”), the respective number of Shares subject to each outstanding Company Option and Company Warrant, and the applicable exercise price, expiration date and vesting date.  Except for Company Options and Company Warrants described in Schedule  4.4 (b), there is no existing option, warrant, call, right or Contract to which any Seller or the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion or exchange would require, the issuance, sale or transfer of any additional shares, capital stock or other equity securities of the Company or other securities convertible into, exchangeable for or evidencing the right to subscribe for or purchase shares, capital stock or other equity securities of the Company.  Except as set forth in Schedule  4.4 (b), there are no obligations, contingent or otherwise, of the Company to (i) repurchase, redeem or otherwise acquire any shares of Shares, or (ii) provide material funds to, or make any material investment in (in the form of a loan, capital contribution or otherwise), or provide any guarantee with respect to the obligations of, any Person.  Except as set forth on Schedule  4.4 (b), there are no outstanding stock appreciation, phantom stock, profit participation or similar rights with respect to the Company.  There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote or consent (or, convertible into, or exchangeable for, securities having the right to vote or consent) on any matters on which shareholders (or other equityholders) of the Company may vote.  There are no voting trusts, irrevocable proxies or other Contracts or understandings to which the Company or any of its shareholders is a party or is bound with respect to the voting or consent of any shares of Shares.

(c) All dividends or other distributions of profits declared, made or paid since the date of incorporation of the Company have been declared, made or paid in accordance with Law and its Organizational Documents.

4.5 Subsidiaries.  The Company does not own, directly or indirectly, any capital stock or equity securities of any Person.  The Company is not, nor since its incorporation has it been, the holder or the beneficial owner of any share, debenture, mortgage, or security (or interest therein) in any other Person, or a member of any partnership or unincorporated association or limited liability company.

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4.6 Corporate Records.

(a) The Company has delivered to Purchaser true, correct and complete copies of the certificate of incorporation (certified by the Secretary of State of the State of Delaware) and by-laws (certified by the secretary of the Company), in each case as amended and in effect on the date hereof, including all amendments thereto.

(b) The minute books of the Company previously made available to Purchaser contain true, correct and complete records of all meetings and accurately reflect all other corporate action of the stockholders and board of directors (including committees thereof) of the Company.  The stock certificate books and stock transfer ledgers of the Company previously made available to Purchaser are true, correct and complete.  All stock transfer taxes levied, if any, or payable with respect to all transfers of shares of the Company prior to the date hereof have been paid and appropriate transfer tax stamps affixed.

4.7 Financial Statements.

(a) The Company has delivered to Purchaser copies of (i) the audited balance sheets of the Company as at December 31, 2008 and 2009 and the related audited statements of operations and of cash flows of the Company for the years then ended and (ii) the unaudited balance sheet of the Company as at March 31, 2010 and the related statements of operations and cash flows of the Company for the three (3) month period then ended (such audited and unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Financial Statements”).  Each of the Financial Statements is complete and correct in all material respects, has been prepared in accordance with GAAP consistently applied by the Company without modification of the accounting principles used in the preparation thereof throughout the periods presented and presents fairly the consolidated financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated therein. The audited balance sheet of the Company as at December 31, 2009 is referred to herein as the “Balance Sheet” and December 31, 2009 is referred to herein as the “Balance Sheet Date.”

(b) All accounts and notes receivable of the Company reflected on the Balance Sheet have arisen from bona fide transactions in the Ordinary Course of Business consistent with past practice and are payable on ordinary trade terms.  None of the accounts or the notes receivable of the Company (i) are subject to any setoffs or counterclaims (other than the allowance for doubtful accounts also appearing in the Financial Statements and net of returns and payment discounts allowable by the Company’s policies) or (ii) represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement.

(c) All of the accounts receivable shown in the Financial Statements have been collected or are good and collectible in the aggregate recorded amounts thereof (less the allowance for doubtful accounts also appearing in the Financial Statements and net of returns and payment discounts allowable by the Company’s policies), are aged not more than sixty (60) days, can reasonably be anticipated to be paid in full without outside collection efforts within sixty (60) days of the due date, and are not subject to counterclaims or setoffs in excess of recorded reserves.

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(d) All books, records and accounts of the Company are accurate and complete and are maintained in all material respects in accordance with good business practice and all applicable Laws.  The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that:  (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the actual levels at reasonable intervals and appropriate action is taken with respect to any differences.

(e) The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Board of Directors (i) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.

(f) The Company has established and maintains disclosure controls and procedures which are designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and its principal financial officer by others within those entities; and, to the Knowledge of the Company, such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and its principal financial officer to material information.

4.8 No Undisclosed Liabilities.  The Company does not have any Indebtedness or Liabilities (required under GAAP to be reflected on a balance sheet or the notes thereto) other than those (i) specifically reflected on and fully reserved against in the Balance Sheet,  (ii) incurred in the Ordinary Course of Business since the Balance Sheet Date or (iii) that are immaterial to the Company.  Without limiting the generality of the foregoing, there are no off-balance sheet liabilities, claims, or obligations of any nature, whether accrued, absolute, contingent, anticipated, or otherwise, whether due or to become due, that are not shown or provided for in the Financial Statements.  The liabilities of the Company were incurred in the ordinary course of the Company’s business.

4.9 Absence of Certain Developments.  Except as expressly contemplated by this Agreement or as set forth on Schedule  4.9, since the Balance Sheet Date (i) the Company has conducted its business only in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had or could reasonably be expected to have a Material Adverse Effect.  Without limiting the generality of the foregoing, since the Balance Sheet Date:

(a) there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company having a replacement cost of more than $25,000 for any single loss or $100,000 for all such losses;

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(b) there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interest in, the Company;

(c) the Company has not awarded or paid any bonuses to employees of the Company with respect to the fiscal year ended December 31, 2009, except to the extent accrued on the Balance Sheet, or entered into any employment, deferred compensation, severance or similar agreement (nor amended any such agreement) or agreed to increase the compensation payable or to become payable by it to any of the directors, officers, employees, agents or representatives of the Company or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives;

(d) there has not been any change by the Company in accounting or Tax reporting principles, methods or policies;

(e) the Company has not made or rescinded any election relating to Taxes or settled or compromised any claim relating to Taxes;

(f) the Company has not entered into any transaction other than in the Ordinary Course of Business;

(g) the Company has not failed to promptly pay and discharge current liabilities except where disputed in good faith by appropriate proceedings;

(h) the Company has not made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses to any Seller or any director, officer, partner or stockholder of any Seller;

(i) the Company has not (A) mortgaged, pledged or subjected to any Lien any of its assets, or (B) acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company, except, in the case of clause (B), for assets acquired, sold, assigned, transferred, conveyed, leased or otherwise disposed of in the Ordinary Course of Business;

(j) the Company has not discharged or satisfied any Lien, or paid any Liability, except in the Ordinary Course of Business;

(k) the Company has not canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the Ordinary Course of Business and which, in the aggregate, would not be material to the Company taken as a whole;

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(l) the Company has not made or committed to make any capital expenditures or capital additions or betterments in excess of $100,000 individually or $250,000 in the aggregate;

(m) the Company has not issued, created, incurred, assumed, guaranteed, endorsed or otherwise become liable or responsible with respect to (whether directly, contingently, or otherwise) any Indebtedness in an amount in excess of $100,000 in the aggregate, other than in the Ordinary Course of Business consistent with past practices and, in any event, not above $300,000 in the aggregate;

(n) the Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(o) the Company has not instituted or settled any Legal Proceeding resulting in a loss of revenue in excess of $50,000 in the aggregate; and

(p) none of the Sellers nor the Company has agreed, committed, arranged or entered into any understanding to do anything set forth in this Section  4.9.

4.10 Taxes.

(a) (i) All Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Taxing Authority in all jurisdictions in which such Tax Returns are required to be filed (after giving effect to any valid extensions of time in which to make such filings), and all such Tax Returns are true, complete and correct in all material respects; (ii) all Taxes payable by or on behalf of the Company have been fully and timely paid, and (iii) the Company has no liability for Taxes with respect to periods for which Tax Returns have been filed in excess of the amounts so paid.  With respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due or owing, the Company has made due and sufficient accruals for such Taxes in the Financial Statements and their books and records.  All required estimated Tax payments sufficient to avoid any underpayment penalties or interest have been made by or on behalf of the Company.

(b) The Company has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any person, including any employees, independent contractors, creditors, equity owners, officers and directors, non-resident persons and any other third parties) has duly and timely withheld and paid over to the appropriate Taxing Authority all amounts required to be so withheld and paid under all applicable Laws and has properly completed and timely filed all Forms W-2 and 1099 and all other Tax Returns required with respect thereto.

(c) The Company is in compliance in all material respects with all terms and conditions of any Tax exemptions, Tax holiday or other Tax reduction agreement, approval or order of any Governmental Authority and the consummation of the transactions contemplated hereby will not have any adverse effect on the validity and effectiveness of any such Tax exemptions, Tax holiday or other Tax reduction agreement or order.

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(d) Purchaser has received complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Company relating to the taxable periods since January 1, 2007 and (ii) any audit report issued within the last three (3) years relating to any Taxes due from or with respect to the Company.

(e) Schedule  4.10 (e) lists (i) all types of Taxes paid, and all types of Tax Returns filed by or on behalf of the Company , and (ii) all of the jurisdictions that impose such Taxes or with respect to which the Company has a duty to file such Tax Returns.  No claim has been made by a Taxing Authority in a jurisdiction where the Company does not file Tax Returns such that it is or may be subject to taxation by that jurisdiction.

(f) All deficiencies asserted or assessments made as a result of any examinations by any Taxing Authority of the Tax Returns of, or including, the Company have been fully paid, and there are no other audits or investigations by any Taxing Authority in progress, nor have any of the Sellers or the Company received any notice from any Taxing Authority that it intends to conduct such an audit or investigation.  No issue has been raised by a Taxing Authority in any prior examination of the Company which, by application of the same or similar principles, could reasonably be expected to result in a proposed deficiency for any subsequent taxable period.

(g) Neither the Company nor any other Person on its behalf has (i) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of Law or has any Knowledge that any Taxing Authority has proposed any such adjustment, or has any application pending with any Taxing Authority requesting permission for any changes in accounting methods that relate to the Company, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Company or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(h) No property owned by the Company is (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (ii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iii) “limited use property” within the meaning of Rev. Proc. 2001-28, (iv) subject to Section 168(g)(1)(A) of the Code, or (v) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above.

(i) The Company is not a party to any tax sharing, allocation, indemnity or similar agreement or arrangement (whether or not written) pursuant to which it will have any obligation to make any payments after the Closing.

(j) Schedule  4.10 (j)(i) sets forth all Change of Control Payments.  Except as set forth on Schedule  4.10 (j)(ii), there is no contract, agreement, plan or arrangement covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Purchaser or the Company by reason of Section 280G of the Code.

(k) The Company is not subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

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(l) There are no liens as a result of any unpaid Taxes upon any of the assets of the Company.

(m) The Company has not ever been a member of any consolidated, combined, affiliated or unitary group of corporations for any Tax purposes.

(n) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(o) There is no taxable income of the Company that will be required under applicable Tax Law to be reported by the Purchaser or any of its Affiliates, including the Company, for a taxable period beginning after the Closing Date which taxable income was realized (and reflects economic income) arising prior to the Closing Date.

(p) The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(q) The Company does not have, and has never had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to Tax in such country.

(r) The Company has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to the assessment or collection of Taxes which have not been paid.

(s) The Company has not requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which:  (i) to file any Tax Return for which the Company is or may be liable; (ii) to file any elections, designations or similar filings relating to Taxes for which the  Company is or may be liable; (iii) the Company is required to pay or remit any Taxes or amounts on account of Taxes; or (iv) any Taxing Authority may assess or collect Taxes for which the Company is or may be liable.

(t) The Company has not made, prepared or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Closing Date.

(u) There are no proceedings, investigations, audits or claims now pending or, to the Company’s Knowledge, threatened against the Company in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Authority relating to Taxes.

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(v) The Company has not engaged in a “reportable transaction under Treasury Regulations Section 1.6011-4(b).

(w) The Company is not and has never been a member of an Affiliated Group.

4.11 Real Property.

(a) The Company does not own any real property or any interest in real property.

(b) Schedule  4.11 (b) sets forth a complete list of all real property and interests in real property leased by the Company (individually, a “Real Property Lease” and collectively, the “Real Property Leases”) as lessee or lessor, including a description of each such Real Property Lease (including the name of the third party lessor or lessee, the term and any renewal options, rent and the date of the lease or sublease and all amendments thereto).  The Real Property Leases constitute all interests in real property currently used, occupied or currently held for use in connection with the business of the Company and which are necessary for the continued operation of the business of the Company as the business is currently conducted.  None of the improvements located on the Real Property Leases constitute a legal non-conforming use or otherwise require any special dispensation, variance or special permit under any Laws.  The Company has delivered to Purchaser true, correct and complete copies of the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.  The Real Property Leases are not subject to any leases, rights of first refusal, options to purchase or rights of occupancy, except the Real Property Leases set forth on Schedule  4.11 (b).

(c) The Company has a valid, binding and enforceable leasehold interest under each of the Real Property Leases under which it is a lessee, free and clear of all Liens other than Permitted Exceptions.  Each of the Real Property Leases is in full force and effect.  The Company is not in default under any Real Property Lease, and no event has occurred and no circumstance exists which, if not remedied, and whether with or without notice or the passage of time or both, would result in such a default.  The Company has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by a the Company under any of the Real Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to any Real Property Lease has exercised any termination rights with respect thereto.

(d) The Company has all material certificates of occupancy and Permits of any Governmental Authority necessary for the current use and operation of each Real Property Lease, and the Company has fully complied with all material conditions of the Permits applicable to them.  No default or violation, or event that with the lapse of time or giving of notice or both would become a default or violation, has occurred in the due observance of any Permit.

(e) There does not exist any actual or, to the Knowledge of the Company, threatened or contemplated condemnation or eminent domain proceedings that affect any Real Property Lease or any part thereof, and the Company has not received any notice, oral or written,

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of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(f) The Company has not received any notice from any insurance company that has issued a policy with respect to any Real Property Lease requiring performance of any structural or other repairs or alterations to such Real Property Lease.

(g) The Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal or other contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

4.12 Tangible Personal Property.

(a) The Company has good and marketable title to all of the items of tangible personal property used in the business of the Company and proposed to be retained by the Company subsequent to the Closing Date, free and clear of any and all Liens, other than the Permitted Exceptions.  All such items of tangible personal property which, individually or in the aggregate, are material to the operation of the business of the Company are in good condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

(b) Schedule  4.12 (b) sets forth all leases of personal property involving periodic payments by the Company relating to personal property proposed to be retained by the Company subsequent to the Closing Date (“Personal Property Leases”).  All such items of personal property under the Personal Property Leases are in good condition and repair (ordinary wear and tear excepted) and are suitable for the purposes used, and such property is in all material respects in the condition required of such property by the terms of the lease applicable thereto during the term of the lease.  The Company has delivered to Purchaser true, correct and complete copies of the Personal Property Leases, together with all amendments, modifications or supplements thereto.

(c) The Company has a valid and enforceable leasehold interest under each of the Personal Property Leases under which it is a lessee.  Each of the Personal Property Leases is in full force and effect and the Company has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Personal Property Leases and, to the Knowledge of the Company, no other party is in default thereof, and no party to the Personal Property Leases has exercised any termination rights with respect thereto.

4.13 Intellectual Property.

(a) Schedule  4.13 (a) sets forth an accurate and complete list of all Patents, Marks and Copyrights owned or used by the Company.  Schedule  4.13 (a) lists the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed.

(b) Except as disclosed in Schedule  4.13 (b), the Company is the sole and exclusive owner of, or if expressly so indicated on Schedule 4.13 (b),valid licensee or assignee of,

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all right, title and interest in and to (i) all of the Patents, Marks and Copyrights used by the Company, and (ii) each of the other Copyrights in any works of authorship prepared by or for the Company that resulted from or arose out of any work performed by or on behalf of the Company or by any employee, officer, consultant or contractor of any of them, in each case free and clear of all Liens or obligations to others, other than royalty payments set forth on Schedule 4.13 (b).  The Company is the sole and exclusive owner of, or has valid and continuing rights to use, sell and license, as the case may be, all other Intellectual Property used, sold or licensed by the Company in its businesses as presently conducted and as currently proposed to be conducted, free and clear of all Liens or obligations to others (except for those specified licenses included in Schedule  4.13 (e)).

(c) To the Knowledge of the Company, the Intellectual Property owned, used, practiced or otherwise commercially exploited by the Company, the development, manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Products or Technology in connection with the business as presently conducted and as currently proposed to be conducted, and the Company’s present and currently proposed business practices and methods, do not infringe, violate or constitute an unauthorized use or misappropriation of any Patent, Copyright, Mark, Trade Secret or other similar right, of any Person (including pursuant to any non-disclosure agreements or obligations to which the Company or any of their present or former employees is a party, and including any intellectual property that might exist with respect to open source software or other intellectual property publicly available for certain types of use).  The Intellectual Property owned by or licensed to the Company includes all of the intellectual property rights used by the Company to conduct its business in the manner in which such business is currently being conducted and, to the Knowledge of the Company and the Sellers, as currently proposed to be conducted.

(d) Except with respect to licenses of commercial off-the-shelf Software, and except pursuant to the Intellectual Property Licenses listed in Schedule  4.13 (d), the Company is not required, obligated, or under any liability whatsoever, to make any payments by way of royalties, fees or otherwise or provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Intellectual Property, or any other Person, with respect to the use thereof or in connection with the conduct of the business of the Company as currently conducted or proposed to be conducted.

(e) Schedule  4.13 (e) sets forth a complete and accurate list of all Contracts to which the Company is a party (i) granting any Intellectual Property Licenses, (ii) containing a covenant not to compete or otherwise limiting its ability to use or exploit fully any of the Intellectual Property, or (iii) containing an agreement to indemnify any other Person against any claim of infringement, violation, misappropriation or unauthorized use of any Intellectual Property.  The Company has delivered to Purchaser true, correct and complete copies of each Contract set forth on Schedule  4.13 (e), together with all amendments, modifications or supplements thereto.

(f) Each of the Intellectual Property Licenses is in full force and effect and is the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.  The Company is not in material default under any Intellectual Property License, nor, to the Knowledge of the Company, is any other party to any Intellectual Property License in

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material default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder.  No party to any of the Intellectual Property Licenses has exercised any termination rights with respect thereto.

(g) No Trade Secret of the Company as presently conducted or as presently proposed to be conducted has been authorized to be disclosed or, to the Knowledge of the Company, has been actually disclosed by the Company to any employee or any third party other than pursuant to a written non-disclosure agreement including restrictions on the disclosure and use of the Intellectual Property consistent with best practices in the industry in which the Company operates.  The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all the Trade Secrets of the Company, including invention disclosures, not the subject of any patents owned or patent applications filed by the Company, which measures are consistent with best practices in the industry in which the Company operates.  Each current and former employee, consultant and independent contractor of the Company has entered into a written non-disclosure and invention assignment agreement with the Company in a form provided to Purchaser.

(h) As of the date hereof, the Company is not the subject of any pending or, to the Knowledge of the Company, threatened Legal Proceedings which involves a claim of infringement, misappropriation, unauthorized use, or violation of any Intellectual Property by any Person against the Company or challenging the ownership, use, validity or enforceability of any material Intellectual Property.  The Company has not received notice of any such threatened claim and, to the Knowledge of the Company, there are no facts or circumstances that would form the basis for any claim of infringement, unauthorized use, misappropriation or violation of any Intellectual Property by any Person against the Company, or challenging the ownership, use, validity or enforceability of any material Intellectual Property.  All of the rights in and to material Intellectual Property of the Company are valid and enforceable

(i) To the Knowledge of the Company, no Person is infringing, violating, misusing or misappropriating any material Intellectual Property of the Company, and no such claims have been made against any Person by the Company.

(j) There are no Orders to which the Company is a party or by which the Company is bound which restrict, in any material respect, the right to use any of the Intellectual Property.

(k) The consummation of the transactions contemplated hereby will not result in the loss or impairment of Purchaser’s right to own or use any of the Intellectual Property.

(l) No present or former employee has any right, title, or interest, directly or indirectly, in whole or in part, in any material Intellectual Property owned or used by the Company, except as reflected in the Assignment Agreement as affected by the Side Letter.

(m) To the Knowledge of the Company, no employee, consultant or independent contractor of the Company is, as a result of or in the course of such employee’s, consultant’s or independent contractor’s engagement by the Company, in default or breach of

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any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement.

(n) Schedule  4.13 (n) sets forth a complete and accurate list of (i) all Software that is owned exclusively by the Company that is material to the operation of the business of the Company and (ii) all Software that is used by the Company in the business of the Company that is not exclusively owned by the Company, excluding Software available on reasonable terms through commercial distributors or in consumer retail stores for a license fee of no more than $500 per “seat” annually.

(o) No open source software or freeware has been incorporated into the products of the Company that would in any way limit the ability to make, use or sell any such product or that would diminish or transfer the rights of ownership in any Intellectual Property or Software of the Company to a third party.

4.14 Medical Products; Research Studies.

(a) As to each product subject to the FDCA or similar Law in any non-United States jurisdiction that are developed, manufactured, tested, distributed and/or marketed by the Company (a “Medical Product”), each such Medical Product has been and is being developed, manufactured, tested, distributed, marketed, sale and/or stored in compliance with all applicable requirements under the FDCA and similar applicable Laws, including those relating to investigational use, pre-market clearance or marketing approval to market a Medical Product, good manufacturing practices, labeling, advertising, record keeping, filing of reports and security, and in compliance with the Advanced Medical Technology Association Code of Ethics on Interactions with Healthcare Professionals and the American Medical Association’s guidelines on gifts to physicians and any applicable Laws, regulations, procedures, ethics codes or the like, in any non-United States jurisdiction in this regard, except that individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect.  The Company has not received any written notice or other communication from the FDA or any other applicable Governmental Authority (A) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any products of the Company or (B) otherwise stating any violation applicable to any Medical Product of any applicable Law.

(b) (i) No Medical Product is under consideration by senior management of the Company for recall, withdrawal, suspension, seizure or discontinuance, or has been recalled, withdrawn, suspended, seized or discontinued (other than for commercial or other business reasons) by the Company in the United States or outside the United States (whether voluntarily or otherwise), in each case since 1 January 2006 and (ii) no proceedings in the United States or outside of the United States (whether completed or pending) seeking the recall, withdrawal, suspension, seizure or discontinuance of any Medical Product are pending against the Company or any licensee of any Medical Product which individually or in the aggregate have had or could reasonably be expected to have a Material Adverse Effect.

(c) The Company has submitted all reports and records to FDA and other Governmental Authorities required by applicable Law, including any medical device reports as

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required by 21 C.F.R. part 803 and reports of corrections and removals as required by 21 C.F.R. part 806.

(d) As to each Medical Product of the Company for which a pre-market approval application, pre-market notification, investigational device exemption or similar state or foreign regulatory application has been approved, cleared or is otherwise in effect, the Company is in compliance with 21 U.S.C. §§ 360 and 360e and 21 C.F.R. Parts 812 or 814, as applicable, and all similar Laws and all terms and conditions of such licenses or applications, notifications and clearances, except for any such failure or failures to be in compliance which individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect.  In addition, the Company is in substantial compliance with all applicable registration and listing requirements set forth in 21 U.S.C. § 360 and 21 C.F.R. Part 807 and all similar Laws, except for any such failures to be in compliance which individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect.

(e) No article of any Medical Product manufactured and/or distributed by the Company is or within the prior five (5) years has been (i) adulterated within the meaning of 21 U.S.C. § 351 (or similar Laws), including applicable requirements of 21 C.F.R. part 820, (ii) misbranded within the meaning of 21 U.S.C. § 352 (or similar Laws) or (iii) a product that is in violation of 21 U.S.C. § 360 or § 360e (or similar Laws), except for failures to be in compliance with the foregoing that individually or in the aggregate have not had and could not reasonably be expected to have a Material Adverse Effect.

(f) Neither the Company nor any of its officers, employees or agents has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (10 September 1991) or any similar policy, Law, regulation or procedure of any other Governmental Authority.

(g) Neither the Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C.§ 335a(b) or any similar Law.  Neither the Company nor any of its officers, employees or agents has been convicted of any crime or engaged in any conduct for which such person or entity could be excluded from participating in the federal health care programs under Section 1128 of the U.S. Social Security Act of 1935, as amended, or any similar Laws.

(h) Since inception, the Company has not received any written notice that the FDA or any other Governmental Authority has (i) commenced, or threatened to initiate, any action to withdraw its approval or clearance or request the recall of any Medical Product, (ii) commenced, or threatened to initiate, any action to enjoin production of any Medical Product, or (iii) commenced, or threatened to initiate, any action to enjoin the production of any Medical Product produced at any facility where any Medical Product is manufactured, tested or

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packaged, except for any such action that individually or in the aggregate has not had and could not reasonably be expected to have a Material Adverse Effect.

(i) For each study controlled by and, to the Knowledge of the Company, for each study not controlled by but sponsored or commissioned by, or conducted at the request of, the Company in which human subjects participated, the Company or the party conducting the study obtained the informed consent of such human subjects in accordance with United States Food and Drug Administration regulations on Protection of Human Subjects, 21 C.F.R. Part 50, the ICH Guidance E6 Good Clinical Practice:  Consolidated Guidance (1996), and in accordance with all applicable Laws, statutes, rules, regulations, ordinances, guidances and standards, and all amendments to any of the foregoing.  Such informed consent, among other things, notified each participating human subject how such human subject’s personal data may be used.  All clinical studies conducted by or on behalf of the Company were conducted in accordance with applicable requirements of 21 C.F.R. parts 54, 56 and 812.

(j) Any pre-clinical studies supporting any application to FDA, conducted by or on behalf of the Company, were conducted in accordance with 21 C.F.R. part 58.

4.15 Material Contracts.

(a) Schedule  4.15 (a) sets forth, by reference to the applicable subsection of this Section  4.15 (a), all of the following Contracts to which the Company is a party as of the date hereof or by which it or its assets or properties are bound (collectively, the “Material Contracts”):

(i) Contracts with any Seller or Affiliate thereof or any current or former officer, director, shareholder or Affiliate of the Company;

(ii) Contracts with any labor union or association representing any employee of the Company;

(iii) Contracts for the sale of any of the assets of the Company other than in the Ordinary Course of Business or for the grant to any Person of any preferential rights to purchase any of its assets;

(iv) Contracts for joint ventures, strategic alliances, partnerships, licensing arrangements, or sharing of profits or proprietary information;

(v) Contracts containing covenants of the Company not to compete in any line of business or with any Person in any geographical area or not to solicit or hire any person with respect to employment or covenants of any other Person not to compete with the Company in any line of business or in any geographical area or not to solicit or hire any person with respect to employment;

(vi) Contracts relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person;

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(vii) Contracts relating to the incurrence, assumption or guarantee of any Indebtedness or imposing a Lien on any of the assets of the Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(viii) purchase Contracts giving rise to Liabilities of the Company in excess of $50,000 individually or $200,000 in the aggregate;

(ix) all Contracts providing for payments by or to the Company in excess of $100,000 in any fiscal year or $300,000 in the aggregate during the term thereof;

(x) all Contracts obligating the Company to provide or obtain products of services for a period of one year or more or requiring the Company to purchase or sell a stated portion of its requirements or outputs;

(xi) Contracts under which the Company has made advances or loans to any other Person;

(xii) Contracts providing for severance, retention, change in control or other similar payments;

(xiii) Contracts for the employment of any individual on a full-time, part-time or consulting or other basis providing annual compensation in excess of $90,000;

(xiv) management Contracts and Contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 30 days’ notice;

(xv) outstanding Contracts of guaranty, surety or indemnification, direct or indirect, by the Company;

(xvi) Contracts (or group of related Contracts) which involve the expenditure of more than $100,000 annually or $250,000 in the aggregate or require performance by any party more than one year from the date hereof; and

(xvii) Contracts that are otherwise material to the Company.

(b) Subject to the Remedies Exceptions, each of the Material Contracts is in full force and effect and is the legal, valid and binding obligation of the Company, and of the other parties thereto enforceable against each of them in accordance with its terms, and, upon consummation of the transactions contemplated by this Agreement, shall, except as otherwise stated in Schedule  4.15 (b), continue in full force and effect without penalty or other adverse consequence.  The Company is not in default under any Material Contract, nor, to the Knowledge of the Company, is any other party to any Material Contract in breach of or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the part of the Company or any other party thereunder.  No party to any of the Material Contracts has exercised any termination rights with respect

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thereto, and no party has given notice of any significant dispute with respect to any Material Contract.  The Company has delivered to Purchaser true, correct and complete copies of all of the Material Contracts, together with all amendments, modifications or supplements thereto.

4.16 Employee Benefits Plans.

(a) Schedule  4.16 (a) sets forth a correct and complete list, as of the date hereof, of:  (i) all “employee benefit plans” (as defined in Section 3(3) of ERISA), and all other employee benefit plans, programs, agreements, policies, arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, collective bargaining agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by the Company or to which the Company contributed or is obligated to contribute thereunder for current or former Employee (collectively, the “Company Plans”), and (ii) all “employee pension plans” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code, maintained by the Company or any of its Affiliates and any trade or business (whether or not incorporated) that is or has ever been under common control, or that is or has ever been treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) or to which the Company or any ERISA Affiliate contributed or has ever been obligated to contribute thereunder (the “Title IV Plans”).  Schedule  4.16 (a) sets forth each Company Plan and Title IV Plan that is a “multiemployer plan” (as defined in Section 3(37) of ERISA (a “Multiemployer Plan”)), or is or has been subject to Sections 4063 or 4064 of ERISA.

(b) Correct and complete copies of the following documents, with respect to each of the Company Plans (other than a Multiemployer Plan), have been made available or delivered to Purchaser by the Company, to the extent applicable:  (i) any plans, all amendments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) Forms 5500, all schedules thereto and related actuarial reports, if any; for the most recent three (3) years, (iii) the most recent IRS determination letter; (iv) summary plan descriptions; (v) written communications to employees relating to the Company Plans; and (vi) written descriptions of all non-written agreements relating to the Company Plans.

(c) The Company Plans have been maintained, operated, and administered in all material respects in accordance with their terms and with all provisions of ERISA, the Code (including rules and regulations thereunder) and other applicable Federal and state Laws and regulations, and neither the Company nor any “party in interest” or “disqualified person” with respect to the Company Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA.  No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Company Plan.

(d) For each Company Plan that is intended to satisfy the provisions of Section 401(a) of the Code, (i) the Company has obtained a favorable determination letter from the IRS to such effect, (ii) to the Company’s Knowledge, none of the determination letters has

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been revoked by the IRS, nor has the IRS given any indication to the Company that it intends to revoke any such determination letter, (iii) no such employee pension benefit plan is subject to Title IV of ERISA or Section 412 of the Code, and (iv) no prohibited transaction within the meaning of Section 406 of ERISA has occurred with respect to any employee pension benefit plan and no tax has been imposed pursuant to Section 4975 or 4976 of the Code in respect thereof.

(e) Each Company Plan that is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements.

(f) Neither the Company nor any ERISA Affiliate has withdrawn in a complete or partial withdrawal from any Multiemployer Plan prior to the Closing Date, nor has any of them incurred any liability due to the termination or reorganization of a Multiemployer Plan.  Purchaser will not have (i) any obligation to make any contribution to any Multiemployer Plan or (ii) any withdrawal liability from any Multiemployer Plan under Section 4201 of ERISA, which it would not have had but for the consummation of the transactions contemplated by this Agreement.

(g) Schedule  4.16 (g) sets forth on a plan by plan basis, the present value of benefits payable as of the date hereof, presently or in the future, to Employees under each unfunded Company Plan.

(h) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of the Company Plans (including workers compensation) or Title IV Plans or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension), and all contributions for any period ending on or before the Closing Date that are not yet due will have been paid or sufficient accruals for such contributions and other payments in accordance with GAAP are duly and fully provided for on the Balance Sheet.  No accumulated funding deficiencies exist in any of the Company Plans or Title IV Plans subject to Section 412 of the Code.

(i) For each Company Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code, the Company has complied in all material respects with the notice and continuation coverage requirements of Section 4980B of the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and Part 6 of the Subtitle B of Title I of ERISA and the regulations thereunder.

(j) Each of the Company Plans has been, and is being, operated and administered in accordance with its terms and in compliance in all material respects with applicable Laws, including, but not limited to, ERISA and the Code.

(k) The Company does not have and has not entered into any formal plan or commitment, whether legally binding or not, to create any additional Company Plans or modify

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or change any existing Company Plans that would affect any employee or terminated employee of the Company.

(l) Except as set forth on Schedule  4.16 (l), the consummation of the transactions contemplated herein will not (i) accelerate the time of payment or vesting, or increase the amount, of compensation due any such director, officer or employee under any of the Company Plans or (ii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

(m) Each Company Plan (and any other program or arrangement) that is a nonqualified deferred compensation plan within the meaning of Section 409A of the Code is identified as such on Schedule  4.16 (g) of this Agreement.  Since December 31, 2005, each plan, program, or arrangement there identified has been operated and maintained in good faith compliance with the requirements under Section 409A of the Code and the corresponding treasury regulations.

(n) All “health plans” and “group health plans” (as those terms are defined by the Health Insurance Portability and Accountability Act of 1996, Public Law 104-191 (“HIPAA”) that the Company sponsors is in compliance with all applicable requirements under HIPAA.  Specifically, but without limitation, all such health plans timely adopted the legally necessary policies and procedures, business associate agreements, and other required documentation to comply with the privacy component of HIPAA and the regulations issued thereunder including but not limited to 45 CFR 160 and CFR Part 164 (“HIPAA Regulations”) as amended from time to time.  The Company has not violated any applicable requirements of HIPAA or the HIPAA Regulations.  None of the Company, any ERISA Affiliate nor any organization to which the Company or any ERISA Affiliate is a successor or parent corporation within the meaning of Section 4069(b) of ERISA has engaged in any transaction within the meaning of Section 4069 or 4212(c) of ERISA.

(o) There are no pending actions, claims or lawsuits that have been asserted or instituted against the Company Plans, the assets of any of the trusts under the Company Plans or the sponsor or administrator of any of the Company Plans, or against any fiduciary of the Company Plans with respect to the operation of any of the Company Plans (other than routine benefit claims), nor does the Company or the Sellers have any Knowledge of facts that could form the basis for any such claim or lawsuit.

(p) There is no material violation of ERISA or the Code with respect to the filing of applicable reports, documents and notices regarding the Company Plans with the United States Secretary of Labor or the United States Secretary of the Treasury or the furnishing of such documents to the participants in or beneficiaries of the Company Plans.  All amendments and actions required to bring the Company Plans into conformity in all material respects with all of the applicable provisions of the Code, ERISA and other applicable Laws have been made or taken.  Any bonding required with respect to the Company Plans in accordance with applicable provisions of ERISA has been obtained and is in full force and effect.

(q) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as

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may be required under COBRA, and at the expense of the participant or the participant’s beneficiary.  Each of the Company and any ERISA Affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder.

(r) Except as set forth on Schedule  4.16 (r), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any Company Plan or Title IV Plan or (iii) result in the acceleration of the time of payment or vesting of any such benefits under any Company Plan or Title IV Plan.

(s) The Company does not have a contract, plan or commitment, whether legally binding or not, to create any additional Company Plan or to modify any existing Company Plan.

(t) No stock or other security issued by the Company forms or has formed a material part of the assets of any Company Plan other than the Company Option Plan.

(u) Each Company Option which is not exercised on or before the Closing Date shall automatically terminate contemporaneously with the Closing.

(v) Any individual who performs services for the Company (other than through a contract with an organization other than such individual) and who is not treated as an employee of the Company for Federal income tax purposes by the Company is not an employee for such purposes.

4.17 Employees.

(a) A list of all the directors, officers, employees, sales representatives and consultants of the Company (“Employees”) is attached hereto as Schedule  4.17 (a).  Schedule  4.17 (a) also shows all benefits (including Company Options) payable or which the Company  is bound to provide (whether now or in the future) to each Employee.

(b) No Employee of the Company has been dismissed in the last six (6) months or has given notice of termination of his employment.

(c) The Purchaser has received true and complete copies of all employment and consultancy agreements (including any agreements between the Company and any such Employee concerning Intellectual Property, confidentiality and non-competition) under which the Employees are engaged.  All Employees and consultants have signed agreements concerning Intellectual Property, confidentiality and non-competition

(d) Except as set forth in Schedule  4.17 (d), there are no customs or customary practices regarding employees that could be deemed to be binding on the Company.

(e) There are no agreements or arrangements for the payment of any pensions, allowances, lump sums or other like benefits on retirement or on death or termination or during

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periods of disability for the benefit of any Employee or former employee or consultant of the Company or for the benefit of the dependents of any such person in operation at the date hereof except as provided in the agreements delivered to the Purchaser pursuant to Section  4.17 (c) hereto. The Company has fulfilled its obligations to the Employees in all material respects under applicable Law and any agreements with such Employees.

(f) The Company has complied in all respects with all legislative or other official provisions relating to employees, and their terms and conditions of employment and has made all deductions and payments related to its Employees to the Tax Authorities required to be made by Law.

(g) Except as set forth in Schedule  4.17 (g), there are no agreements between the Company and any of its Employees which cannot be terminated by the Company on 30 days notice or less without giving rise to a claim for damages or compensation.

(h) The Company has correctly classified all consultants of the Company as consultants; to ensure that there is no employer-employee relationship between the Company and such consultants; to ensure such consultants are not entitled to any rights under the labor Laws of any applicable jurisdictions, including severance pay; and such consultants (including the salesmen) and to ensure that former consultants have received all of the rights and compensation to which they are entitled according to applicable Law.

(i) The Company is, and at all times has been, in compliance with all applicable laws and/or regulations relating to immigration or the verification of immigration/employment status, including the Immigration Reform and Control Act of 1986, as amended, and the Immigration and Nationality Act, as amended.  All employees of the Company are legally authorized to work in the United States, and the Company and its employees have properly completed and retained I-9 forms in accordance with the requirements of applicable immigration laws.

4.18 Labor.

(a) The Company is not a party to any labor or collective bargaining agreement and there are no labor or collective bargaining agreements which pertain to Employees.

(b) No Employees are represented by any labor organization.  No labor organization or group of Employees has made a pending demand for recognition, and there are no representation proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the Company, threatened to be brought or filed, with the National Labor Relations Board or other labor relations tribunal.  There is no organizing activity involving the Company pending or, to the Knowledge of the Company, threatened by any labor organization or group of Employees.  The Company is not a member of any employers’ association or organization.  No employers’ association or organization has made any demand for payment of any kind from the Company.

(c) There have been no (i) strikes, work stoppages, slowdowns, lockouts or arbitrations or (ii) material grievances or other labor disputes pending or, to the Knowledge of

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the Company, threatened against or involving the Company.  There have been no unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened by or on behalf of any Employee or group of Employees.  Since the Company’s formation, the Company has not received notice of the intent of any Governmental Authority responsible for the enforcement of labor or employment Laws to conduct an investigation of the Company and, to the Knowledge of the Company, no such investigation is in progress.

(d) There have been no complaints, charges or claims against the Company pending or, to the Knowledge of the Company, threatened that could be brought or filed, with any Governmental Authority based on, arising out of, in connection with or otherwise relating to the employment or termination of employment of or failure to employ, any individual.  The Company  has been in compliance with all applicable Laws relating to employment, including (i) those relating to employment, termination of employment, terms and conditions of employment, minimum wages, overtime and overtime payment, pay slips, and working during rest days; (ii) all such Laws relating to wages, hours, the WARN Act and any similar state or local “mass layoff” or “plant closing” Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security taxes and any similar tax except for non-material non-compliance.  There has been no “mass layoff” or “plant closing” (as defined by the WARN Act) with respect to the Company within the six (6) months prior to Closing.

4.19 Litigation.  Except as set forth in Schedule  4.19, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened against the Company (or to the Knowledge of the Company, pending or threatened, against any of the officers, directors or employees of the Company with respect to their business activities on behalf of the Company), or to which the Company is otherwise a party before any Governmental Authority; nor, to the Knowledge of the Company, is there any bona fide basis for any such Legal Proceeding.  Except as set forth on Schedule  4.19, the Company is not subject to any Order, and the Company is not in breach or violation of any Order.  Except as set forth on Schedule  4.19, the Company is not engaged in any legal action to recover monies due it or for damages sustained by it.  There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company or to which the Company is otherwise a party relating to this Agreement or, any Company Document or the transactions contemplated hereby or thereby.

4.20 Compliance with Laws; Permits.

(a) The Company is in compliance in all material respects with all Laws applicable to its business, operations or assets.  The Company has not received any notice of or been charged with any violation of any Laws.  To the Knowledge of the Company, the Company is not under investigation with respect to the violation of any Laws and there are no facts or circumstances which could form the basis for any such violation.

(b) Schedule  4.20 contains a list of all Permits which are required for the operation of the business of the Company as presently conducted (including all Permits under the FDCA) (“Company Permits”), other than those the failure of which to possess are not material.  The Company currently has all Permits which are required for the operation of its businesses as presently conducted, other than those the failure of which to possess are not material.  The

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Company is not in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation, in any material respect of any term, condition or provision of any Company Permit, and to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such default or violation.  There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened, relating to the suspension, revocation or modification of any Company Permit.  None of the Company Permits will be materially impaired or in any way affected by the consummation of the transactions contemplated by this Agreement.

4.21 Environmental Matters.  Except as set forth on Schedule  4.21 hereto:

(a) the operations of the Company are and have been in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining in good standing and complying with all Environmental Permits and no action or proceeding is pending or, to the Knowledge of the Company, threatened to revoke, modify or terminate any such Environmental Permit, and, to the Knowledge of the Company, no facts, circumstances or conditions currently exist that could adversely affect such continued compliance with Environmental Laws and Environmental Permits or require currently unbudgeted capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits;

(b) the Company is not the subject of any outstanding written Order or Contract with any Governmental Authority or Person with respect to (i) Environmental Laws, (ii) Remedial Action or (iii) any Discharge or threatened Discharge of a Hazardous Substance;

(c) no claim has been made or is pending, or to the Knowledge of the Company, threatened against the Company alleging either or both that the Company may be in violation of any Environmental Law or Environmental Permit, or may have any liability under any Environmental Law;

(d) to the Knowledge of the Company, no facts, circumstances or conditions exist with respect to the Company or any property currently or formerly owned, operated or leased by the Company or any property to which the Company arranged for the disposal or treatment of Hazardous Substances that could reasonably be expected to result in the Company incurring unbudgeted material Environmental Costs and Liabilities;

(e) to the Knowledge of the Company, there are no investigations of the business, operations, or currently or, to the Knowledge of the Company, previously owned, operated or leased property of the Company pending or threatened which could lead to the imposition of any Environmental Costs and Liabilities or Liens under Environmental Law;

(f) the transactions contemplated hereunder do not require the consent of or filings with any Governmental Authority with jurisdiction over the Company with respect to environmental matters;

(g) to the Knowledge of the Company, there is not located at any of the properties currently or (while owned, operated or leased by the Company) previously owned, operated or leased by the Company any (i) underground storage tanks, (ii) landfill, (iii) surface

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impoundment, (iii) asbestos-containing material or (iv) equipment containing polychlorinated biphenyls; and

(h) the Company has provided to Purchaser all environmentally related audits, studies, reports, analyses, and results of investigations that have been performed with respect to the currently or previously owned, leased or operated properties of the Company.

4.22 Insurance.  The Company has insurance policies in full force and effect (a) for such amounts as are sufficient for all requirements of Law and all agreements to which the Company is a party or by which it is bound, and (b) which are in such amounts, with such deductibles and against such risks and losses, as are reasonable for the business, assets and properties of the Company.  Set forth in Schedule  4.22 is a list of all insurance policies and all fidelity bonds held by or applicable to the Company setting forth, in respect of each such policy, the policy name, policy number, carrier, term, type and amount of coverage and annual premium, whether the policies may be terminated upon consummation of the transactions contemplated hereby and if and to what extent events being notified to the insurer after the Closing Date are generally excluded from the scope of the respective policy.  Except as set forth on Schedule  4.22, no event relating to the Company has occurred which could reasonably be expected to result in a retroactive upward adjustment in premiums under any such insurance policies or which could reasonably be expected to result in a prospective upward adjustment in such premiums.  Excluding insurance policies that have expired and been replaced in the Ordinary Course of Business, no insurance policy has been cancelled within the last two (2) years and, to the Knowledge of the Company, no threat has been made to cancel any insurance policy of the Company during such period.  Except as noted on Schedule  4.22, all such insurance will remain in full force and effect immediately following the consummation of the transactions contemplated hereby.  No event has occurred, including the failure by the Company to give any notice or information or the Company giving any inaccurate or erroneous notice or information, which limits or impairs the rights of the Company under any such insurance policies.

4.23 Inventories.  The inventories of the Company, if any, are in good and marketable condition, and are usable and of a quantity, quality and kind saleable in the Ordinary Course of Business.  The inventories of the Company set forth in the Balance Sheet were valued at the lower of cost or market and were properly stated therein in accordance with GAAP consistently applied.  Adequate reserves have been reflected in the Balance Sheet for obsolete, excess, damaged, slow-moving, or otherwise unusable inventory, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied.  The inventories of the Company constitute sufficient quantities for the normal operation of business in accordance with past practice.

4.24 Related Party Transactions.  No employee, officer, director or shareholder of the Company, any member of his or her immediate family or any of their respective Affiliates (“Related Persons”) (i) owes any amount to the Company nor does the Company, other than with respect to the employment of such individual, owe any amount to, or has the Company committed to make any loan or extend or guarantee credit to or for the benefit of, any Related Person, (ii) is involved in any business arrangement or other relationship with the Company (whether written or oral), (iii) owns any property or right, tangible or intangible, that is used by the Company, (iv) has any claim or cause of action against the Company or (v) owns any direct

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or indirect interest of any kind in, or controls or is a director, officer, employee or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, customer, landlord, tenant, creditor or debtor of the Company.

4.25 Suppliers.

(a) Schedule  4.25 sets forth a list of the ten (10) largest suppliers of the Company, as measured by the dollar amount of purchases therefrom, during each of the fiscal years ended December 31, 2007, 2008 and 2009, showing the approximate total purchases by the Company from each such supplier during such period.

(b) Since the Balance Sheet Date, no supplier listed on Schedule  4.25 has terminated its relationship with the Company or materially reduced or changed the pricing or other terms of its business with the Company and, to the Knowledge of the Company, no supplier listed on Schedule  4.25 has notified the Company that it intends to terminate or materially reduce or change the pricing or other terms of its business with the Company.

4.26 Product Warranty; Product Liability.  To the Knowledge of the Company, the Company has no liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, sold or installed, or services rendered, by or on behalf of the Company.  To the Knowledge of the Company, the Company has not committed any act or failed to commit any act, which would result in, and there has been no occurrence which would give rise to or form the basis of, any product liability or liability for breach of warranty (whether covered by insurance or not) on the part of the Company with respect to products designed, manufactured, assembled, repaired, maintained, delivered, sold or installed or services rendered by or an behalf of the Company.

4.27 Banks; Power of Attorney.  Schedule  4.27 contains a complete and correct list of the names and locations of all banks in which the Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.  Except as set forth on Schedule  4.27, no person holds a power of attorney to act on behalf of the Company.

4.28 Certain Payments.  Neither the Company nor any Seller nor, to the Knowledge of the Company, any director, officer, employee, or other Person associated with or acting on behalf of any of them, has directly or indirectly (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business for the Company, (ii) to pay for favorable treatment for business secured by the Company, (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, or (iv) in violation of any Law, or (b) established or maintained any fund or asset with respect to the Company that has not be recorded in the books and records of the Company.

4.29 Financial Advisors.  Except as set forth on Schedule  4.29, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Sellers or the Company in

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connection with the transactions contemplated by this Agreement and no Person is or will be entitled to any fee or commission or like payment in respect thereof.

4.30 Certain Governmental Matters.  The Company has not received from any U.S. Governmental Authority or any prime contractor or subcontractor from a U.S. Governmental Authority any special, preferential or advantageous treatment in the award of a Government Contract, or in any other manner, including as a “small business concern,” “small disadvantaged business” (or “minority-owned business”), “women-owned” concern, or any other socially and economically disadvantaged classification, as defined in the Small Business Act (15 U.S.C. Sec. 631, et seq.), the Federal Property and Administrative Services Act (41 U.S.C. Sec. 252), section 7102 of the Federal Acquisition Streamlining Act of 1994 (Public Law 103-355), 10 U.S.C. Sec 2323, Executive Order 12138, May 18, 1979, or regulations implementing these requirements, including the Federal Acquisition Regulations.

4.31 Insolvency.  No insolvency proceedings of any kind have been filed or are pending against the Company and the Company has not stopped payment and is not insolvent or unable to pay its debts as and when they fall due.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Sellers as, of the date hereof and as of the Closing Date, as follows:

5.1 Organization and Good Standing.  Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and carry on its business.

5.2 Authorization of Agreement.  Purchaser has full corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all necessary corporate action on behalf of Purchaser.  This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its respective terms, except for the Remedies Exceptions.

5.3 No Vote Required.  No vote of the stockholders of Purchaser is required by applicable Law, the certificate of incorporation or bylaws of Purchaser or otherwise in order for Purchaser to consummate the transactions contemplated hereby.

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5.4 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Purchaser of this Agreement and of the Purchaser Documents, the consummation of the transactions contemplated hereby or thereby, or the compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under any provision of (i) the certificate of incorporation and by-laws or comparable organizational documents of such Purchaser; (ii) any Contract, or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Authority applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law.

(b) No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Authority is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof, except for compliance with the applicable requirements of the HSR Act.

5.5 Litigation.  There are no Legal Proceedings pending or, to the Knowledge of Purchaser, threatened against Purchaser or to which Purchaser is otherwise a party relating to this Agreement, the Purchaser Documents or the transactions contemplated hereby and thereby.

5.6 Investment Intention.  Purchaser is acquiring the Company Securities for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act thereof.  Purchaser understands that the Company Securities have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

5.7 Financial Advisors.  No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

5.8 Financing.  Purchaser has, or shall have, sufficient funds to pay the Consideration in connection with the Agreement and consummate the transactions contemplated herein when such amounts are due.

ARTICLE VI

COVENANTS

6.1 Conduct of the Business Pending the Closing.

(a) Except as otherwise expressly contemplated hereby or by the other Transaction Documents, from and after the signing of this Agreement  and until the Closing or the earlier termination of this Agreement, the Company shall (except with the prior written consent of the Purchaser not to be unreasonably withheld, delayed or conditioned):

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(i) conduct the businesses of the Company only in the Ordinary Course of Business;

(ii) use commercially reasonable efforts to (A) preserve the present business operations, organization (including officers and employees) and goodwill of the Company and (B) preserve the present relationships with Persons having business dealings with the Company (including customers and suppliers);

(iii) use commercially reasonable efforts to maintain (A) all of the assets and properties of, or used by, the Company in their current condition, ordinary wear and tear excepted, and (B) insurance upon all of the properties and assets of the Company in such amounts and of such kinds comparable to that in effect on the date of this Agreement;

(iv) (A) maintain the books, accounts and records of the Company in the Ordinary Course of Business, (B) continue to collect accounts receivable and pay accounts payable utilizing normal procedures and without discounting (other than in the Ordinary Course of Business) or accelerating payment of such accounts, and (C) comply in all material respects with all contractual and other obligations of the Company;

(v) comply in all material respects with the capital expenditure plan of the Company for 2010, including making such capital expenditures in the amounts and at the times set forth in such plan; and

(vi) comply in all material respects with all applicable laws.

(b) From and after the signing of this Agreement  and until the Closing or the earlier termination of this Agreement, the Company shall not, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) or as otherwise expressly contemplated by this Agreement, carry out any of the following:

(i) transfer, issue, sell, pledge, encumber or dispose of any shares, capital stock or other securities of, or other ownership interests in, the Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares, capital stock or other securities of, or other ownership interests in, the Company;

(ii) effect any recapitalization, reclassification, stock split, combination or like change in the capitalization of the Company, or, other than as specifically contemplated by this Agreement, amend the terms of any outstanding securities of the Company;

(iii) incur any material capital expenditure or enter into any commitments to make material capital expenditures other than (A) as provided for in the Company’s capital expenditure plan for 2010 or (B) expenditures which do not exceed $100,000 in the aggregate;

(iv) dispose of, sell, assign, license, transfer, convey, lease or otherwise dispose of (or agree to or grant any option for any of the foregoing with respect to) any of the material properties or assets of, or used by, the Company except in the Ordinary Course of Business;

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(v) other than the Interim Debt Financing, enter into any financing agreement or incur any Indebtedness except in the Ordinary Course of Business and existing overdraft facilities at the bank of the Company;

(vi) other than the Interim Debt Financing and expenses consistent with the June Business Plan, enter into any transaction in excess of $100,000 and in the aggregate in excess of $500,000;

(vii) grant or agree to grant any lease or third party right in respect of any properties, make any loan or enter into any leasing or other agreement or arrangements or payment on deferred terms;

(viii) declare, set aside, make or pay any dividend or other distribution in respect of the share capital of, or other ownership interests in, the Company or repurchase, redeem or otherwise acquire any outstanding shares, capital stock or other securities of, or other ownership interests in, the Company, other than as expressly contemplated by  this Agreement;

(ix) commence any lawsuit;

(x) transfer or license to any third person ownership or other rights of any Intellectual Property, or cause any Intellectual Property to lapse;

(xi) except for amendments to outstanding stock option agreements contemplated by this Agreement, terminate, breach, amend, restate, supplement or waive any rights under any (A) Material Contract, Real Property Lease, Personal Property Lease or Intellectual Property License, other than in the Ordinary Course of Business or (B) Permit;

(xii) extend an offer of employment to candidates except to the extent consistent with the June Business Plan, and then only to the extent not involving annual compensation greater than $150,000 individually or $1,500,000 in the aggregate;

(xiii) except as provided in existing agreements, grant any severance or termination pay to any director or Employee (including officer), other than those made in the Ordinary Course of Business and to the extent required by Law;

(xiv) amend the Organizational Documents of the Company;

(xv) (A) increase the salary or other compensation of any director, officer or employee of the Company, except for normal increases in the Ordinary Course of Business, (B) other than accelerating the vesting of stock options, the “cashing out” of Company Options held by Non-Exercising Optionholders in accordance with Section  6.12(a)(ii) or waiver of the right of repurchase of the Company pursuant to restricted stock agreements, grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, officer, employee or consultant, (C) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, employees, agents or representatives of the Company or

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otherwise modify or amend or terminate any such plan or arrangement, or (D) enter into any employment, deferred compensation, severance, special pay, consulting, non-competition or similar agreement or arrangement with any directors or officers of the Company (or amend any such agreement to which the Company is a party);

(xvi) (i) other than the Interim Debt Financing, issue, create, incur, assume, guarantee, endorse or otherwise become liable or responsible with respect to (whether directly, contingently or otherwise) any Indebtedness; or (ii) modify the terms of any Indebtedness or other Liability;

(xvii) subject to any Lien or otherwise encumber or, except for Permitted Exceptions, permit, allow or suffer to be encumbered, any of the properties or assets (whether tangible or intangible) of, or used by, the Company;

(xviii) acquire any material properties or assets other than in the Ordinary Course of Business;

(xix) enter into or agree to enter into any merger or consolidation with any corporation or other entity, and not engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities, of any other Person;

(xx) cancel or compromise any material debt or claim or waive or release any material right of the Company except in the Ordinary Course of Business;

(xxi) enter into, modify or terminate any labor or collective bargaining agreement of the Company or, through negotiation or otherwise, make any commitment or incur any liability to any labor organization with respect to the Company;

(xxii) introduce any material change with respect to the operation of the Company, including any material change in the types, nature, composition or quality of its products or services, other than in the Ordinary Course of Business;

(xxiii) except for transfers of cash pursuant to normal cash management or expense reimbursement practices in the Ordinary Course of Business, make any investments in or loans to, or pay any fees or expenses to, or enter into or modify any Contract with any Related Persons;

(xxiv) (i) make, change or revoke any Tax election, settle or compromise any Tax claim or liability or enter into a settlement or compromise, or change (or make a request to any Taxing Authority to change) any material aspect of its method of accounting for Tax purposes, or (ii) prepare or file any Tax Return (or any amendment thereof) unless such Tax Return is prepared in accordance with Section  8.5(b)(i);

(xxv) Take any action reasonably likely to adversely affect the ability of the parties to consummate the transactions contemplated by this Agreement;

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(xxvi) settle or compromise any pending or threatened Legal Proceeding or any claim or claims for, or that would result in a loss of revenue of, an amount that could, individually or in the aggregate, reasonably be expected to be greater than $100,000;

(xxvii) change or modify in any material respect its credit, collection or payment policies, procedures or practices, or fail to pay or delay payment of, in each case, in any material respect, payables or other liabilities;

(xxviii) enter into any Contract, understanding or commitment that restrains, restricts, limits or impedes the ability of the Company to compete with or conduct any business or line of business in any geographic area or solicit the employment of any persons; or

(xxix) agree or undertake to do any of the above.

6.2 Additional Seller Covenants.  From and after the signing of this Agreement (or, with respect to any Joining Seller, such later time as such Joining Seller executes a counterpart signature page) and until the Closing or the earlier termination of this Agreement, the Sellers covenant and agree with the Purchaser that:

(a) None of the Sellers shall dispose of any interest in the Company Securities or any of them or grant any option over or create or allow to exist any Lien over the Company Securities or any of them.

(b) The Sellers shall not vote in favor of any shareholders’ resolution without the prior written consent of the Purchaser.

6.3 Access to Information; Confidentiality.  The Company shall, and the Sellers shall cause the Company to, afford to Purchaser and its accountants, counsel, financial advisors and other representatives, and to prospective lenders, placement agents and other financing sources and each of their respective representatives, reasonable access, during normal business hours upon reasonable notice throughout the period prior to the Closing, to the Company’s properties and facilities (including all owned or leased real property and the buildings, structures, fixtures, appurtenances and improvements erected, attached or located thereon), books, financial information (including working papers and data in the possession of the Company or their respective independent public accountants, internal audit reports, and “management letters” from such accountants with respect to the Company’s systems of internal controls), Contracts and records of the Company and, during such period, shall furnish promptly such information concerning the businesses, properties and personnel of the Company as Purchaser shall reasonably request; provided, however, such investigation shall not unreasonably disrupt the Company’s operations.  Prior to the Closing, the Sellers shall generally keep Purchaser informed as to all material matters involving the operations and businesses of the Company.  All nonpublic information provided to, or obtained by, Purchaser in connection with the transactions contemplated hereby shall be “Confidential Information” for purposes of the Confidential Mutual Disclosure Agreement dated May 30, 2009, as amended on April 28, 2010 among Purchaser and the Company (the “Confidentiality Agreement”), the terms of which shall continue in force until the Closing; provided that Purchaser and the Company may disclose such information as may be necessary in connection with seeking necessary consents and approvals as

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contemplated hereby.  Notwithstanding the foregoing, the Company shall not be required to disclose any information if such disclosure would contravene any applicable Law, violate, in any material respect, a contractual obligation to any third party or potentially constitute a waiver of the attorney-client privilege.  No information provided to or obtained by Purchaser pursuant to this Section  6.3 shall limit or otherwise affect the remedies available hereunder to Purchaser (including Purchaser’s right to seek indemnification pursuant to ARTICLE VIII), or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

6.4 Third Party Consents.  The Company shall use commercially reasonable efforts to obtain at the earliest practicable date all consents, waivers and approvals from, and provide all notices to, all Persons that are not a Governmental Authority, which consents, waivers, approvals and notices are required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals and notices referred to in Section  4.3 hereof.  All such consents, waivers, approvals and notices shall be in writing and in form and substance reasonable satisfactory to Purchaser, and executed counterparts of any such consents, waivers and approvals shall be delivered to Purchaser promptly after receipt thereof, and copies of any such notices shall be delivered to Purchaser promptly after the making thereof.  Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates shall be required to pay any amounts in connection with obtaining any consent, waiver or approval.

6.5 Governmental Consents and Approvals.

(a) Each of Purchaser and the Company shall use its commercially reasonable efforts to obtain at the earliest practical date all consents, waivers, approvals, Orders, Permits, authorizations and declarations  from, make all filings with, and provide all notices to, all Governmental Authorities which are required to consummate, or in connection with, the transactions contemplated by this Agreement, including the consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings and notices referred to in Sections  3.3(b) and 4.3(b).  Without limiting the foregoing, Purchaser and the Company shall (i) make all filings required of either of them or either of their respective Subsidiaries or Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within ten (10) Business Days after the date of this Agreement in the case of all filings required under the HSR Act and within four (4) weeks in the case of all other filings required by other Antitrust Laws, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or Affiliates from the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) or any other Governmental Authority in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction and shall enter into a joint defense agreement to govern such cooperation.  Each such party shall use commercially reasonable efforts to furnish to each other party hereto all information required for any

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application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement and by the other Transaction Documents.  Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Authority regarding any such filings or any such transaction and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority.  No party hereto shall independently participate in any formal or informal meeting with any Governmental Authority in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Authority, the opportunity to attend and/or participate.  Subject to applicable Law, the parties hereto shall consult and cooperate with one another in connection with the matters described in this Section  6.5, including in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws.

(b) Each of Purchaser and the Company shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Law, including the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”).  Each of Purchaser and the Company shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement.  Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any of its Affiliates (which for purposes of this sentence shall include the Company) shall be required, in connection with the matters covered by this Section  6.5, (i) to pay any amounts (other than as set forth in Section  6.5 (f)), (ii) to commence or defend any litigation, (iii) to hold separate (including by trust or otherwise) or divest any of their respective businesses, product lines or assets, (iv) to agree to any limitation on the operation or conduct of their or the Company’s respective businesses, assets or operation or (v) to waive any of the conditions set forth in ARTICLE VII of this Agreement.

(c) Notwithstanding anything herein to the contrary, Purchaser will have the sole and exclusive right to determine whether to take any actions in connection with any demands for sale, divestiture or disposition of assets or business of Purchaser or, effective as of the Closing, the Company, asserted by the Antitrust Division or the FTC in connection with antitrust matters or to defend through litigation any proceeding commenced by the Antitrust Division or the FTC in connection with the transaction contemplated hereby and by the other Transaction Documents; any such determination by Purchaser shall not effect any party’s right to terminate this Agreement pursuant to ARTICLE VII so long as such party has up to then complied in all material respects with its obligations under this Section  6.5.  Purchaser shall have the sole and exclusive right to direct and control any such litigation, negotiation or other action, with counsel of its own choosing.

(d) If any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement and by the other Transaction

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Documents as in violation of any Law, the Company shall, at Purchaser’s request, use commercially reasonable efforts, and Purchaser shall cooperate with the Company, to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement and by the other Transaction Documents, including by pursuing all available avenues of administrative and judicial appeal.

(e) The Company will cooperate in taking any action required to be taken by any Governmental Authority in connection with the transactions contemplated hereby that is within its control and that Purchaser reasonably requests the Company to take so long as the effectiveness of such action is conditioned on the consummation of the transactions contemplated hereby; provided that the Company shall not be required to take any actions that, individually or in the aggregate, would in the reasonable judgment of the Company result in a negative impact on the business of the Company if the transactions contemplated hereby are not consummated.

(f) All fees required to be paid in connection with filings required under the HSR Act  in order to consummate the transactions contemplated hereby shall be paid fifty-percent (50%) by the Company and fifty percent (50%) by Purchaser.  All out-of-pocket expenses incurred by the Purchaser or the Company in connection with their respective obligations pursuant to this Section  6.5 shall be borne by the party incurring such expenses.

(g) Notwithstanding anything in this Agreement to the contrary, Purchaser acknowledges on behalf of itself and its Affiliates, successors and assigns that the operation of the Company’s business shall remain in the dominion and control of the Company until the Closing and that none of the foregoing Persons will provide, directly or indirectly, any directions, orders, advice, aid, assistance or information to any director, officer or employee of the Company except as specifically contemplated or permitted by this Section  6.5 and not otherwise in violation of Law.

6.6 Further Assurances.  Each of the Company and Purchaser shall use its commercially reasonable efforts to (i) take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

6.7 Non-Competition.

(a) Each Restricted Seller acknowledges and agrees that such Restricted Seller has technical and other expertise associated with the business of the Company including the Restricted Business.  In addition, each Restricted Seller has valuable business contacts with clients and potential clients of the Company.  Furthermore, each Restricted Seller’s reputation and goodwill are an integral part of the Company’s success throughout the areas where it conducts business.  If a Restricted Seller deprives Purchaser of the Restricted Seller’s goodwill or in any manner uses his or her reputation and goodwill in competition with Purchaser in contravention of this Agreement, Purchaser will be deprived of the benefits it has bargained for

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pursuant to this Agreement and the Transaction Documents.  But for the Restricted Sellers’ entry into the covenants contemplated by this Section  6.7, Purchaser would not have entered into this Agreement with the Restricted Sellers.  Each Restricted Seller, in exchange for the consideration to be paid pursuant hereto, is willing to enter into the covenants contemplated by this Section  6.7.

(b) Unless otherwise agreed in writing by Purchaser, for a period of two (2) years from and after the Closing Date, except to work with and for the Company or the Purchaser, each Restricted Seller shall not, and shall cause their Affiliates not to, directly or indirectly, own, manage, engage in, operate, control, work for, consult with, render services for, do business with, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business, whether in corporate, proprietorship or partnership form or otherwise, engaged in the Restricted Business; provided, however, that the restrictions contained in this Section  6.7 shall not restrict (i) the acquisition by the Restricted Sellers, directly or indirectly, of less than 2% of the outstanding capital stock of any publicly traded company engaged in a Restricted Business or (ii) a Restricted Sellers’ employment by a Person engaged in the Restricted Business to the extent that such Restricted Seller is employed by a division of such Person which is not engaged in the Restricted Business.  Each Restricted Seller acknowledges and agrees that the business of the Company is worldwide and that, accordingly the foregoing restriction shall apply on a worldwide basis.

(c) Each Restricted Seller acknowledges that the restrictions, prohibitions and other provisions hereof are reasonable, fair and equitable in scope, terms and duration, are necessary to protect the legitimate business interests of Purchaser, and are a material inducement to Purchaser to consummate the transactions contemplated by the Purchase Agreement and Purchaser is relying on the terms of this Section  6.7 in doing so.

(d) All of the parties agree that the duration and area for which the covenant not to compete set forth in this Section  6.7 is to be effective have been specifically negotiated by sophisticated parties and specifically hereby agree that such duration and area are reasonable under the circumstances.  The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section  6.7 is unreasonable, arbitrary or against public policy, then this Section  6.7 shall be deemed a covenant for such lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy and such covenant as modified shall remain in full force and effect and may be enforced against the applicable party.  The parties intend that this covenant shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America and for any other country in the world where this covenant is intended to be effective.  Additionally, the parties intend that this covenant shall be deemed to be a series of separate covenants for each Restricted Seller and that the invalidity of any portion of this Section  6.7 as to any Restricted Seller shall not effect the validity of such covenants as to any other Restricted Seller.

(e) The covenants and undertakings contained in this Section  6.7 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section  6.7 will cause irreparable injury to Purchaser, the amount of which will be

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impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at Law for any breach of this Section  6.7 will be inadequate.  Therefore, Purchaser will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section  6.7 without the necessity of proving actual damage or posting any bond whatsoever.  The rights and remedies provided by this Section  6.7 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder.

(f) The covenants set forth in this Section  6.7 are intended to function as an agreement separate from the remainder of this Agreement and the invalidity of any portion of this Section  6.7 shall not affect the continued validity of any other portion of this Agreement.

(g) In the event that Purchaser were to seek damages for any breach of this Section  6.7, the Non-Competition Payments delivered to the Sellers hereunder which are allocated by the parties to the foregoing covenant shall not be considered a measure of or limit on such damages.

6.8 Non-Solicitation; Confidentiality.

(a) Unless otherwise agreed in writing by Purchaser, for a period of two (2) years from and after the Closing Date, each Restricted-Seller shall not, and shall cause its Affiliates (including Affiliates who are Sellers) not to, directly or indirectly cause, solicit, induce or encourage any employees of the Company to leave such employment or hire, employ or otherwise engage any such individual unless such employee of the Company was terminated without Cause from his employment with the Company or resigned from such employment for Good Reason.

(b) Unless otherwise agreed in writing by Purchaser, for a period of three (3) years from and after the Closing Date, each Restricted Seller shall not, and shall cause its Affiliates (including Affiliates who are Sellers) not to, directly or indirectly:  (i) cause, solicit, induce or encourage any Material Employees of the Company to leave such employment or hire, employ or otherwise engage any such individual unless such Material Employee was terminated without Cause from his employment with the Company or resigned from such employment for Good Reason; or (ii) cause, induce or encourage any material actual or prospective client, customer, supplier, or licensor of the Company (including any existing customer of the Company and any Person that becomes a client or customer of the Company after the Closing) or any other Person who has a material business relationship with the Company, to terminate or modify any such actual or prospective relationship.

(c) From and after the date hereof and continuing in perpetuity or until the termination of this Agreement in accordance with ARTICLE IX, each Seller shall not and shall use its best efforts to cause his or her directors, officers, employees and Affiliates not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized officers, directors and employees of Purchaser or use or otherwise exploit for its own benefit or for the benefit of anyone other than Purchaser, any Confidential Information (as defined below).  No Seller shall have any obligation to keep confidential (or cause its officers, directors or Affiliates to keep confidential) any Confidential Information if and to the extent disclosure

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thereof is specifically required by applicable Law; provided, however, that in the event disclosure is required by applicable Law, the Sellers shall, to the extent reasonably possible, provide Purchaser with prompt notice of such requirement prior to making any disclosure so that Purchaser may seek an appropriate protective order.  For purposes of this Section  6.8 (c), “Confidential Information” means any information with respect to the Company, including methods of operation, customer lists, products, prices, fees, costs, Technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets or other specialized information or proprietary matters.  “Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (i) is generally available to the public on the date of the disclosure or (ii) becomes generally available to the public other than as a result of a disclosure not otherwise permissible hereunder, (iii) was known to the receiving party prior to such disclosure by the Seller hereunder (other than any Confidential Information disclosed to the receiving party on a basis under which the receiving party is bound by confidentiality obligations) as evidenced by documentary or other physical evidence predating the date of the disclosure or (iv) was lawfully disclosed or made available to the receiving party by a third party having no obligation to the Seller to maintain the confidentiality of such information.

(d) The covenants and undertakings contained in this Section  6.8 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section  6.8 will cause irreparable injury to Purchaser, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated.  Accordingly, the remedy at Law for any breach of this Section  6.8 will be inadequate.  Therefore, Purchaser will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section  6.8 without the necessity of proving actual damage or posting any bond whatsoever.  The rights and remedies provided by this Section  6.8 are cumulative and in addition to any other rights and remedies which Purchaser may have hereunder at law or in equity.

(e) The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section  6.8 is unreasonable, arbitrary or against public policy, then this Section  6.8 shall be deemed a covenant for such lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy and such covenant as modified shall remain in full force and effect and may be enforced against the applicable party.  Additionally, the parties intend that this covenant shall be deemed to be a series of separate covenants for each Seller and that the invalidity of any portion of this Section  6.8 as to any Seller shall not effect the validity of such covenants as to any other Seller.

(f) The covenants set forth in this Section  6.8 are intended to function as an agreement separate from the remainder of this Agreement and the invalidity of any portion of this Section  6.8 shall not affect the continued validity of any other portion of this Agreement.

6.9 Preservation of Records.  Subject to any retention requirements relating to the preservation of Tax records, the Sellers and Purchaser agree that each of them shall (and shall cause the Company to) preserve and keep the records held by them relating to the respective

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businesses of the Company for a period of seven years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by, legal proceedings against or governmental investigations of the Sellers, the Company or Purchaser or any of their Affiliates or in order to enable the Sellers or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.  In the event the Sellers or Purchaser wishes to destroy (or permit to be destroyed) such records after that time, such party shall first give 90 days prior written notice to the other and such other party shall have the right at its option and expense, upon prior written notice given to such party within that 90-day period, to take possession of the records within that 90-day period.

6.10 Publicity.

(a) None of the Purchaser, the Company or the Sellers shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless disclosure is otherwise required, in the reasonable judgment of Purchaser, by applicable Law or by the applicable rules of any stock exchange on which Purchaser or its Affiliates lists securities, provided that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other party with respect to the text thereof.

(b) Each of Purchaser and the Sellers agrees that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.  In the event that such disclosure, availability or filing is required by applicable Law, each of Purchaser, the Company and the Sellers (as applicable) agrees to use its commercially reasonable efforts to obtain “confidential treatment” of this Agreement with the SEC (or the equivalent treatment by any other Governmental Authority) and to redact such terms of this Agreement the other party shall request.

6.11 Use of Name.  The Sellers hereby agree that upon the Closing, Purchaser and the Company shall have the sole right to the use of the name “LenSx” or similar names and any service marks, trademarks, trade names, d/b/a names, fictitious names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, or otherwise used in the business of the Company, including any name or mark confusingly similar thereto and the Marks listed on Schedule  4.13(a) (collectively, the “Company Marks”).  The Sellers shall not, and shall not permit their respective Affiliates to, use such name or any variation or simulation thereof or any of the Company Marks.  Each of the Sellers shall, and shall cause each of its Affiliates to, immediately after the Closing, cease to hold itself out as having any affiliation with the Company or any of its Affiliates.

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6.12 Options and Company Option Plan.

(a) Prior to the Closing, the Sellers shall cause the Company’s Board of Directors (or, if applicable, any appropriate committee thereof) to adopt such resolutions or take such other actions as may be required to provide that, effective immediately prior to the Closing:

(i) each Company Option is fully vested as of the Closing Date and no Option remains unvested upon such date;

(ii) each Company Option held by a holder who has executed an Option Termination Agreement in the form attached hereto as Exhibit I (a “Non-Exercising Optionholder”), whether or not then exercisable or vested, shall be cancelled in consideration for the right to payment by the Company (which payment may be made by Purchaser or the Paying Agent on the Company’s behalf) of: (A) the product of (x) excess, if any of the per-Company Security cash consideration to be paid at Closing over the exercise price of each such Company Option, and (y) the number of Shares subject thereto as shown on Exhibit B hereto, and (B) such Company Option’s pro-rata portion (as shown on Exhibit B hereto) of (x) the remaining balance, if any, of the Appraisal Holdback, at such time (if any) as it is released to the Paying Agent in accordance with Section  2.8(d) hereto (y) any excess of Closing Working Capital over Estimated Closing Working Capital paid by the Purchaser to the Paying Agent in accordance with Section  2.9(b)(iv) hereof, and (z) such portion of the Adjustment Holdback, if any, paid by the Purchaser to the Paying Agent pursuant to Section  2.9(b)(v) hereto;

(iii) each Company Option not either (A) exercised prior to the Closing Date or (B) to be “cashed out” pursuant to a validly-executed Option Termination Agreement in the form attached hereto as Exhibit I (in accordance with Section  6.12 (a) (ii)), shall terminate as of the Closing and shall not thereafter be exercisable for any Company Securities or otherwise be of any further force and effect;

(iv) the LenSx Lasers, Inc. 2007 Stock Option/Stock Issuance Plan, as amended March 24, 2010 (the “Company Option Plan”) shall terminate and all rights under the Company Option Plan and any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company shall be cancelled; and

(v) no Person shall have any right to equity securities of the Company.

All amounts payable pursuant to this Section  6.12 (a) shall be subject to any required withholding of taxes.

(b) At or prior to the Closing the Sellers shall provide the documentation of the closing and winding up of the Company Option Plan in accordance with applicable Law.

(c) The Company shall notify each Person who holds Company Options, both verbally and in writing (in a form reasonably satisfactory to Purchaser): (A) that a failure to exercise such Person’s Company Options prior to the Closing or execute an Option Termination Agreement in the form attached hereto as Exhibit I will result in the termination of such Company Options contemporaneously with the Closing without receipt of, or the right to any

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future receipt of, any consideration therefor, (B) that upon execution of an Option Termination Agreement in the form attached hereto as Exhibit I such holder of Company Options will have the right to receive the consideration specified in Section  6.12 (a)(ii) but will not have any rights to receive any portion of any Earnout Payment or amounts released from the Escrow Account (C) that if such Person exercises its Company Options prior to the Closing and sells the Shares resulting from such exercise, such Person will participate in all Consideration (including any Earnouts and amounts released from the Escrow Account but less a deduction for any unpaid exercise price on account of any “cashless” exercise), and (D) of the tax implications of any pre-Closing exercise of Company Options followed by a sale of the Shares resulting therefrom.

6.13 Related-Party Transactions with Non-Management Affiliates.  On or prior to the Closing Date, the Company shall (a) terminate all Contracts with any of the Sellers or their respective Affiliates (other than (i) those Contracts set forth on Schedule  6.13 and (ii) Contracts (other than employment contracts entered in to in the Ordinary Course of Business) between the Company and its employees and (b) deliver releases executed by such Sellers and their respective Affiliates with whom the Company has terminated such Contracts pursuant to this Schedule  6.13 providing that no further payments are due, or may become due, under or in respect of any such terminated Contracts; provided that in no event shall the Company be required to pay any fee or otherwise incur any expense or financial exposure with respect to any such termination or release.

6.14 Monthly Financial Statements.  As soon as reasonably practicable, but in no event later than thirty (30) days after the end of each calendar month during the period from the date hereof to the Closing, the Company shall provide Purchaser with (i) unaudited monthly financial statements and (ii) operating or management reports (such reports to be in the form prepared by the Company in the Ordinary Course of Business) of the Company for such preceding month.

6.15 Fees and Expenses.  No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Purchaser (i) pay-off letters or final invoices in respect of the Transaction Expenses from third-party service providers to whom payments are required to be made by the Company, and (ii) a certificate of the Company setting forth an estimate of the unpaid balance of all Transaction Expenses as of the close of business on the day immediately preceding the Closing.  On the Closing Date prior to the Closing, the Company shall deliver to Purchaser a certificate of the Company setting forth the unpaid balance of all Transaction Expenses as of the close of business on the day immediately preceding the Closing.  The Company shall, and the Sellers shall cause the Company to, pay and discharge all such Transaction Expenses at or prior to the Closing (including by means of the payments by Purchaser contemplated by Section  2.3(d)).  All pay-off letters or final invoices shall provide that the amounts set forth therein represent payment in full for all fees and expenses payable by the Company in connection with the closing of the transactions contemplated by this Agreement.

6.16 Notification of Certain Matters.  The Company shall give notice to Purchaser and Purchaser shall give notice to the Sellers, as promptly as reasonably practicable upon becoming aware of (a) any fact, change, condition, circumstance, event, occurrence or non-occurrence that has caused or is reasonably likely to cause any representation or warranty in this Agreement made by it to be untrue or inaccurate in any respect at any time after the date hereof

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and prior to the Closing, (b) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder or (c) the institution of or the written threat or bona fide oral threat of institution of any Legal Proceeding against any of the Sellers or the Company related to this Agreement or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section  6.16 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.  Prior to the Closing, the Company shall update Exhibit A and Exhibit B hereto (including the pro-rata percentages shown thereon) as necessary to reflect the exercise of any Company Options or Company Warrants prior to the Closing.

6.17 Indebtedness.  No later than the third Business Day prior to the Closing Date, the Company shall provide Purchaser with (i) a certificate of the Company setting forth an estimate of the balance of all Indebtedness of the Company as of the close of business on the Business Day immediately preceding the Closing Date and (ii) customary pay-off letters from all holders of Indebtedness to be repaid as of or prior to the Closing.  The Company shall make arrangements reasonably satisfactory to Purchaser for such holders to provide to Purchaser recordable form mortgage and lien releases, canceled notes and other documents reasonably requested by Purchaser prior to the Closing such that all Liens on the assets or properties of the Company that are not Permitted Exceptions shall be satisfied, terminated and discharged on or prior to the Closing Date.  On the Closing Date prior to the Closing, the Company shall deliver to Purchaser a certificate of the Company setting forth all Indebtedness of the Company as of the close of business on the Business Day immediately preceding the Closing Date.

6.18 Interim Debt Financing.  In the event that the Closing has not occurred by the one month anniversary of the date hereof due to the Closing condition in Section  7.1(g) not yet being satisfied, Purchaser will provide (or will cause its Affiliates to provide) the Company with interim debt financing in an aggregate amount not to exceed $12,000,000 (the “Interim Debt Financing”) for the Company to use in a manner consistent with the June Business Plan (and Purchaser shall not be obligated to provide any Interim Financing for uses inconsistent with such plan).  The Interim Debt Financing will be provided pursuant to one or more promissory notes in the form attached hereto as Exhibit F (with no more than $6,000,000 of the Interim Debt Financing being advanced in any calendar quarter and no more than one such advance to be made in each calendar quarter) and will provide for the payment of all principal and accrued interest thereunder upon the earlier of the date that is (i) twelve (12) months from the first date on which any Interim Debt Financing is advanced to the Company pursuant hereto, or (ii) fifteen (15) days following the date on which the Company closes any equity financing which brings the aggregate amount of equity financing it has secured following the date hereof to at least $30,000,000.

6.19 Second Step Merger.  If, following the Closing, there are any Remaining Shares not acquired by Purchaser as of the Closing and, within thirty (30) days following the Closing the holders of such Remaining Shares have not agreed to execute a Post-Closing Counterpart Signature Page then as soon as reasonably practicable following the Closing, Purchaser shall effect a “short form” merger pursuant to Section 253 of the Delaware General Corporation Law (the “Merger”), pursuant to which it will acquire all of the Remaining Shares not acquired at the Closing (other than any Dissenting Shares) at the Per-Share Fair Market Value, provided, that

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6.20 such Merger consideration need not provide for any deductions or holdbacks therefrom of the types deducted or held back pursuant to this Agreement (including any Adjustment Holdback, Appraisal Holdback, contributions to the Initial Escrow Balance, any Escrowed Earnout Amount or the Representative Expense Amount) and, if such deductions or holdbacks are not provided for, an appropriate adjustment may be made to the per-Share Merger consideration to take into account the fact that such deductions will not be made therefrom.  The Merger consideration shall be paid by Purchaser from (or, if paid by the Company, shall be deemed to reduce) the Appraisal Holdback.  The Merger shall be completed by merging a newly formed subsidiary of the Purchaser into the Company.

6.21 Directors and Officers Insurance.

(a) Prior to the Closing, the Company shall obtain and fully pay for, a “claims-made” “tail” policy under the Company’s existing directors’ and officers’ insurance policy, which (i) has an effective term of six years from the Closing Date, (ii) covers only those persons who are currently covered by the Company’s directors’ and officers’ insurance policy in effect as of the date hereof and only for actions and omissions occurring on or prior to the Closing Date, and (iii) contains terms and conditions (including, without limitation, coverage amounts) that are no less advantageous, when taken as a whole, to those applicable to the current directors and officers of the Company.  This Section 6.20 shall survive the consummation of the Merger, is intended to benefit each Company Indemnified Person, shall be binding on all successors and assigns of the Company and Purchaser, and shall be enforceable by the Company Indemnified Persons.  Notwithstanding any provision of this Agreement to the contrary, nothing in this Section 6.20 shall affect any rights of Purchaser to indemnification under this Agreement with respect to events occurring prior to, or circumstances existing at, the Closing Date.

(b) Contingent on the Company’s having met its obligation under Section  6.20 (a), from and after the Closing until the sixth (6th) anniversary of the Closing Date, Purchaser shall, and shall cause the Company to, fulfill and honor in all respects the obligations of the Company to its directors and officers as of immediately prior to the Closing Date (the “Company Indemnified Persons”) pursuant to any indemnification provisions under the Company’s certificate of incorporation or bylaws as in effect on the date of this Agreement and pursuant to any indemnification agreements between the Company and such Company Indemnified Parties existing as of the Agreement Date (the “Company Indemnification Provisions”), with respect to claims arising out of acts or omissions occurring at or prior to the Closing Date.  In connection therewith, Purchaser shall advance expenses to the Company Indemnified Persons as incurred to the fullest extent provided for under the Company Indemnification Provisions.  Any claims for indemnification made under this Section 6.20 (b) on or prior to the sixth (6th) anniversary of the Closing Date shall survive such anniversary until the final resolution thereof.

6.22 Employee Matters.  As of and following the Closing Date, Purchaser will either (a) continue the employee benefit plans in effect on the Closing Date, (b) permit employees of the Company who continue employment with Purchaser or the Company following the Closing Date (“Continuing Employees”), and, as applicable, their eligible dependents, to participate in the employee benefit plans, programs or policies (including without limitation any plan intended to qualify within the meaning of Section 401(a) of the Code and any vacation, sick, per personal

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time off plans or programs) of Purchaser on terms no less favorable than those provided to similarly situated employees of Purchaser, or (c) a combination of clauses (a) and (b).  To the extent Purchaser elects to have Continuing Employees and their eligible dependents participate in its employee benefit plans, program or policies following the Closing Date, (i) each such Continuing Employee will receive credit for purposes of eligibility to participate and vesting under such plan for years of service with the Company (or any of its Subsidiaries), and (ii) Purchaser will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Purchaser in which such employees and their eligible dependents will participate to be waived and will provide credit for any co-payments and deductibles prior to the Closing Date for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any such plans that may apply after the Closing Date.

6.23 Resignation of Directors.  Upon Closing the directors of the Company shall deliver to the Company signed resignations from their seats on the Board of Directors.

6.24 401(k) Plan.  At Purchaser’s written request, delivered no later than thirty (30) days after the date hereof, the Company shall terminate the 401(k) Plan (the "401(k) Plan") effective immediately prior to the Closing, shall cease all further contributions to the 401(k) Plan for pay periods beginning on and after the Closing Date and, to the extent the 401(k) Plan provides for loans to participants, shall cease making any such additional loans effective immediately prior to the Closing Date.  If Purchaser so directs the Company to terminate the 401(k) plan, the Company agrees to cooperate with Purchaser after the Closing Date to amend the 401(k) Plan in order to bring the 401(k) Plan into compliance with all applicable laws and regulations, to vest all participants in their accounts, to distribute all such accounts to the extent permitted under applicable laws and regulations and to bear all expenses that may apply in connection with obtaining a favorable determination letter from the Internal Revenue Service with respect to the tax-qualified status of the 401(k) Plan at its termination.  If Purchaser opts not to instruct the Company to terminate the 401(k) Plan, nothing herein shall be deemed to prevent the Company or Purchaser from terminating the 401(k) Plan following the Closing in accordance with applicable Law.

6.25 Certain Waivers.  Each Seller (including any “Significant Investor” as defined in any executory Right of First Offer and Co-Sale Agreement relating to shares of the Company to which the stockholders of the Company are a party), severally, and the Company, hereby waives any and all first refusal, first offer or veto or other rights under the certificate of incorporation of the Company or any agreement to which it is a party with respect to the execution of this Agreement and the consummation of the transactions contemplated hereby.  Additionally, each holder of the Company’s Preferred Stock hereby waives any right to treat the transactions contemplated hereby as a “waiver, dissolution or winding up” of the Company under the certificate of incorporation of the Company or any agreement to which it is a party.

6.26 Valuation Opinion.  The parties acknowledge that Purchaser has retained Houlihan, Lokey, Howard & Zukin, Inc. to deliver a valuation opinion as to the Per-Share Fair Market Value on the Closing Date (the “Valuation Opinion”).  The parties hereto agree to use, if available when required, the amount of the Per-Share Fair Market Value derived therefrom for all Tax purposes relating to the transactions under this Agreement which are dependent upon the

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fair market value of the Company’s common stock including, but not limited to, the calculation of the amount of the fair market value of Shares received upon the exercise of Company Options prior to Closing.  Nothing herein shall obligate Purchaser to share the entirety of the Valuation Opinion (other than the result thereof) with Sellers or the Company.  Notwithstanding the foregoing, in the event that prior to the Valuation Opinion becoming available, the Company obtains the Parachute Payment Approval, the Company shall clearly advise all stockholders approving such Parachute Payment Approval that (i) the Valuation Opinion is forthcoming, (ii) the Per-Share Fair Market Value derived therefrom may be materially different from the fair market value being used in connection with the Parachute Payment Approval and (iii) the Per-Share Fair Market Value will ultimately be dispositive in respect of the payments approved by such Parachute Payment Approval.

6.27 Parachute Payment Waiver.

(a) The Company shall deliver to Purchaser, prior to the initiation of the requisite stockholder approval procedure under Section  6.26 (b), a Parachute Payment Waiver, in substantially the form attached as Exhibit H, from each Person identified on Schedule  6.26, which lists each individual who is, with respect to the Company and/or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as determined immediately prior to the initiation of the requisite stockholder approval procedure under Section  6.26, and who might otherwise have, receive or have the right or entitlement to receive a parachute payment under Section 280G of the Code as a result of (i) the accelerated vesting or “cashing out” of such Person’s Company Options and/or the termination of employment or service with the Company or Purchaser before, upon or following the Closing, (ii) any Change of Control Payment, and/or (iii) the receipt of any Company Options within the 12-month period ending on the Closing Date, pursuant to which each such Person shall agree to waive any and all right or entitlement to the accelerated vesting, payments, benefits, options and stock referred to in clauses (i), (ii) and (iii) to the extent the value thereof exceeds 2.99 times such Person’s base amount determined in accordance with Section 280G of the Code and the regulations promulgated thereunder, unless the requisite stockholder approval of such accelerated vesting, payments, benefits, options and stock is obtained pursuant to this Section  6.26.

(b) The Company shall use its commercially reasonable efforts to obtain the approval (the “Parachute Payment Approval”) by such number of shareholders of the Company as is required by the terms of Section 280G(b)(5)(B) so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all accelerated vesting payments, benefits, options and/or stock provided pursuant to agreements, contracts or arrangements that might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such shareholder vote to be obtained in a manner which satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder.

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ARTICLE VII

CONDITIONS TO CLOSING

7.1 Purchaser’s Conditions to Closing.  The Purchaser’s obligations to consummate the purchase of the Company Securities hereunder is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Purchaser in its sole discretion):

(a) (i) the Company Fundamental Representations and the representations in Sections  4.13(b) and 4.13(l) shall be true and correct in all respects, and (ii) all other representations and warranties in ARTICLE IV shall be true and correct in all material respects (ignoring for such purpose, any “materiality,” or “Material Adverse Effect” qualifiers in such representations and warranties) in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties expressly speak as of an earlier date in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b) the Seller Fundamental Representations shall be true and correct in all respects with respect to each Seller, as of the date of this Agreement (or, with respect to any Joining Seller, as of the date as such Joining Seller executes a counterpart signature page) and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties expressly speak as of an earlier date in which case such representations and warranties qualified as to materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(c) the Company and the Sellers shall have performed and complied in all material respects with all obligations and agreements required in this Agreement to be performed or complied with by them on or prior to the Closing Date;

(d) there shall not have been or occurred any event, change, occurrence or circumstance that, individually or in the aggregate with any such events, changes, occurrences or circumstances, has had a Material Adverse Effect since the Balance Sheet Date (regardless of whether or not such events or changes are inconsistent with the representations or warranties of the Sellers contained herein);

(e) no Legal Proceedings shall have been instituted or threatened or claim or demand made against the Sellers, the Company or Purchaser, seeking to enjoin, restrain or prohibit, or to obtain substantial damages with respect to, the consummation of the transactions contemplated hereby, and there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(f) Purchaser shall have received a certificate signed by each of the Chief Executive Officer and Chief Financial Officer of the Company, each in form and substance reasonably satisfactory to Purchaser, dated the Closing Date, to the effect that each of the

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conditions specified above in Sections  7.1 (a) and (c) through (e) have been satisfied in all respects; provided that with respect to Sections  7.1 (c) and (e), the Chief Executive Officer and Chief Financial Officer of the Company shall only be required to certify as to the Company;

(g) (i) the waiting period under the HSR Act shall have expired or early termination shall have been granted and the Company shall have obtained or made any other consent, waiver, approval, Order, Permit or authorization of, or registration, declaration or filing with, any U.S. Governmental Authority or pursuant to U.S. Law required to be obtained or made by them in connection with the execution and delivery of this Agreement and the Seller Documents or the consummation of the transactions contemplated hereby or thereby and (ii)  the Company shall have obtained all consents, waivers and approvals referred to in Schedule 7.1 (g) hereof in a form satisfactory to Purchaser in its reasonable discretion;

(h) (A) The following Restricted Sellers shall have entered into employment agreements in the form attached hereto as Exhibit J: (x) each of Ronald Kurtz, Tibor Juhasz, Eric Weinberg, Carlos Suarez, Gergely Zimanyi and Shelley Thunen; and (y) at least seven (7) of Michael Karavitis, Ferenc Raksi, Scott Delong, Peter Goldstein, Keith Watanabe, Illya Goldschleger, Kosta Vardin, Melvin Sarayba and Jesse Buck; (B) such agreements shall be in full force and effect and (C) all of such persons shall be willing and able to perform in accordance with such agreements;

(i) any Restricted Seller who has not executed an employment agreement in the form attached hereto as Exhibit J shall have executed a stand-alone non-competition agreement containing the same restrictions contained in Section  6.7 hereof;

(j) the Side Letter dated as of the date hereof shall still be in full force and effect;

(k) the Sellers’ Representatives and the Escrow Agent shall have executed the Escrow Agreement;

(l) Purchaser shall have received the items described in Sections  2.5 and 2.6;

(m) all corporate and other proceedings in connection with the approval and fulfillment of this Agreement (and any of its ancillary documents, schedules or exhibits), including all transactions contemplated at the Closing and all documents incident thereto, including the implementations of the provision thereof, shall have been taken in a manner satisfactory in form and substance to the Purchaser and the Purchaser shall have received counterpart original / certified or other copies of such documents; and

(n) Purchaser shall have acquired not less than (A) ninety-seven percent (97%) of the then-outstanding Shares (which ninety-seven percent (97%) shall include one-hundred percent (100%) of any then-outstanding Shares which are issued following the date of this Agreement (including upon the exercise of any Company Options)) and (B) one-hundred percent (100%) of any Company Securities (other than Shares) which would not, by their terms, terminate automatically as of the Closing.

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(o) Each of the Restricted Sellers shall have exercised all Company Options held by such Restricted Seller and will be selling any Shares issued upon the exercise thereof to Purchaser at the Closing.

(p) There shall not, following the Closing be any obligation on the part of the Company to pay any compensation to any holders of stock options, warrants or other convertible securities in relation to such options, warrants or convertible securities.

7.2 Sellers’ Conditions to Closing.  The Sellers’ obligations to consummate the sale of the Company Securities to the Purchaser at the Closing is subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Sellers’ Representatives in their sole discretion):

(a) the representations and warranties of Purchaser set forth in this Agreement qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of this Agreement and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties expressly relate to an earlier date in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

(b) Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c) there shall not be in effect any Order by a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d) the waiting period under the HSR Act shall have expired or early termination shall have been granted and Purchaser shall have obtained or made any other consent, approval, waiver, Order, Permit or authorization of, or registration, declaration or filing with, any Governmental Authority required to be obtained or made by it in connection with the execution and delivery of this Agreement and the Purchaser Documents or the consummation of the transactions contemplated hereby or thereby;

(e) The Purchaser and the Escrow Agent shall have executed the Escrow Agreement; and

(f) Purchaser shall have made the payments required by Section 2.3.

ARTICLE VIII

INDEMNIFICATION, REMEDIES AND FREEDOM TO OPERATE

8.1 Survival of Representations and Warranties.  The representations and warranties of the parties contained in this Agreement, any certificate delivered pursuant hereto or any Transaction Document shall survive the Closing through and including the two (2) year

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anniversary of the Closing Date; provided, however, that (a)  the Fundamental Representations shall survive the Closing indefinitely, (b) the representations and warranties set forth in Sections  4.10 (Taxes), 4.16 (Employee Benefits Plans) and 4.21 (Environmental Matters) shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof (c) the representations and warranties set forth in Sections  4.13(b) (Ownership or License to Intellectual Property) 4.13(l) (Absence of Employee Interest in Intellectual Property), as such representations and warranties apply to Patents listed on Schedule  4.13(a), shall survive until six (6) years following the expiration of such Patents, and (d) the representations and warranties of Purchaser set forth in ARTICLE V shall survive the Closing indefinitely (in each case, the “Survival Period”); provided, however, that any obligations under Sections  8.2(a)(i) and 8.2(b)(i) shall not terminate with respect to any Losses as to which the Person to be indemnified shall have given notice (stating in reasonable detail the basis of the claim for indemnification) to the indemnifying party in accordance with Section  8.4(a) before the termination of the applicable Survival Period.

8.2 Indemnification.

(a) Following the Closing, subject to Sections  8.1 and  8.3 hereof and with respect to Taxes, only to the extent not addressed by Section 8.5 hereof, the Sellers hereby agree, jointly and severally (except with respect to Section  8.2 (a) (ii), severally, but not jointly), to indemnify and hold Purchaser, the Company, and their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against, and pay to the applicable Purchaser Indemnified Parties the amount of, any and all losses, liabilities, claims, obligations, deficiencies, demands, judgments, damages, interest, fines, penalties, claims, suits, actions, causes of action, assessments, awards, costs and expenses (including reasonable costs of investigation and defense and reasonable attorneys’ and other professionals’ fees), whether or not involving a third party claim (individually, a “Loss” and, collectively, “Losses”):

(i) based upon, attributable to or resulting from the failure of any of the representations or warranties made by the Sellers or the Company in this Agreement (other than in ARTICLE III) or in any Company Document to be true and correct in all respects at and as of the date hereof and at and as of the Closing Date;

(ii) based upon, attributable to or resulting from the failure of any of the representations and warranties made by each Seller in ARTICLE III or in any Seller Document to be true and correct in all respects as of the date hereof and at and as of the Closing Date;

(iii) based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of the Sellers under this Agreement or any Seller Document or Company Document;

(iv) arising from or related to any fees, commissions, or like payments by any Person having acted or claiming to have acted, directly or indirectly, as a broker, finder or financial advisor for the Sellers or the Company in connection with the transactions contemplated by this Agreement; and

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(b) Subject to Sections  8.1 and 8.3, Purchaser hereby agrees to indemnify and hold the Sellers and their respective Affiliates, stockholders, agents, attorneys, representatives, successors and permitted assigns (collectively, the “Seller Indemnified Parties”) harmless from and against, and pay to the applicable Seller Indemnified Parties the amount of any and all Losses:

(i) based upon, attributable to or resulting from the failure of any of the representations or warranties made by Purchaser in this Agreement or in any Purchaser Document to be true and correct in all respects at the date hereof and as of the Closing Date;

(ii) based upon, attributable to or resulting from the breach of any covenant or other agreement on the part of Purchaser under this Agreement or any Purchaser Document; and

(iii) arising from or related to any fees, commissions, or like payments by any Person having acted or claiming to have acted, directly or indirectly, as a broker, finder or financial advisor for the Purchaser in connection with the transactions contemplated by this Agreement.

(c) The right to indemnification or any other remedy based on representations, warranties, covenants and agreements in this Agreement, or any Transaction Document shall not be affected by any investigation conducted at any time, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant or agreement.  The waiver of any condition based on the accuracy of any such representation or warranty, or on the performance of or compliance with any such covenant or agreements, will not affect the right to indemnification or any other remedy based on such representations, warranties, covenants and agreements.

8.3 Limitations on Indemnification for Breaches of Representations and Warranties.

(a) An indemnifying party shall not have any liability under Sections  8.2(a)(i) or 8.2(b)(i) hereof unless the aggregate amount of Losses incurred by the indemnified parties and indemnifiable thereunder based upon, attributable to or resulting from the failure of any of the representations or warranties to be true and correct exceeds $1,000,000 (the “Deductible”) and, in such event, the indemnifying party shall be required to pay the amount of such Losses in excess of the Deductible; provided that the Deductible limitation shall not apply to (i) Losses related to the failure to be true and correct of any of the (A) Fundamental Representations or (B) representations and warranties set forth in Sections  4.10 (Taxes), 4.13(b) (Ownership or License to Intellectual Property) 4.13(l) (Absence of Employee Interest in Intellectual Property), 4.16 (Employee Benefits Plans), 4.21 (Environmental Matters), (ii) the indemnity in Section  8.5 (Tax Matters) (including to the extent that such indemnity overlaps with any indemnity under Sections  8.2(a)(i)), or (iii) Losses arising from any fraud or intentional misrepresentation (the matters in the foregoing clauses (i), (ii) and (iii) the “Cap Carve Outs”).

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(b) An indemnifying party shall not have any liability under Sections  8.2(a)(i) or 8.2(b)(i) for an aggregate amount of Losses exceeding $91,875,000 (the “Cap”) provided, that (i) the Cap shall not apply to any Losses related to the Cap Carve Outs, (ii) any amounts paid on account of the Cap Carve Outs shall not be aggregated with other amounts paid under Sections  8.2(a)(i) or 8.2(b)(i) for purposes of determining whether the Cap has been met or exceeded.

(c) The Sellers shall not have any liability under Sections  8.2(a)(i) once Purchaser is barred from recovery of Sellers’ fifty percent (50%) of the economic burden of any FTO Payments due to application of the FTO Cap pursuant to Section  8.7(c), provided, that the foregoing limitation shall not apply to any Losses related to the Cap Carve Outs.

(d) For purposes of determining the failure of any representations or warranties to be true and correct, the breach of any covenants and agreements, and calculating Losses hereunder, any “materiality,” “Material Adverse Effect,” “knowledge” or “Knowledge” qualifications in the representations, warranties, covenants and agreements shall be disregarded.

(e) The Sellers shall have no right of contribution or other recourse against the Company or its directors, officers, employees, Affiliates, agents, attorneys, representatives, assigns or successors for any Third Party Claims asserted by Purchaser Indemnified Parties, it being acknowledged and agreed that the covenants and agreements of the Company are solely for the benefit of the Purchaser Indemnified Parties.

8.4 Indemnification Procedures.

(a) A claim for indemnification for any matter not involving a third party claim may be asserted by notice to the party from whom indemnification is sought; provided, however, that failure to so notify the indemnifying party shall not preclude the indemnified party from any indemnification which it may claim in accordance with this ARTICLE VIII.

(b) In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section  8.2 hereof (regardless of the limitations set forth in Section  8.3) (a “Third Party Claim”), the indemnified party shall promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party.  The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.  Subject to the provisions of this Section  8.4, the indemnifying party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder; provided that the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder.  If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified by it hereunder, it shall within five (5) days of the indemnified party’s written notice of the assertion

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of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so; provided, that (i) the indemnifying party must conduct the defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard, (ii) the indemnifying party shall have acknowledged in writing to the indemnified party its unqualified obligation to indemnify the indemnified party as provided hereunder, (iii) after giving effect to any applicable Deductible, caps and the limitations on recourse specified in Section  8.6, it is reasonably anticipated that, as between the indemnifying party and the indemnified parties, the indemnifying party will actually bear financial responsibility for fifty percent (50%) or more of any Losses resulting from such Third Party Claim, and (iv) the indemnifying party can be reasonably anticipated to have the financial wherewithal (including as a result of any monies in the Escrow Account or any anticipated Earnout Payments) to indemnify the indemnified party if the Third-Party Claim is successful.  If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, fails to notify the indemnified party of its election as herein provided or contests its obligation to indemnify the indemnified party for such Losses under this Agreement, the indemnified party may defend against, negotiate, settle or otherwise deal with such Third Party Claim.  If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the expenses of defending such Third Party Claim upon submission of periodic bills.  If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Third Party Claim.  The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim.  Notwithstanding anything in this Section  8.4 to the contrary, neither the indemnifying party nor the indemnified party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment unless the claimant or claimants and such party provide to such other party an unqualified release from all liability in respect of the Third Party Claim.

(c) After any final decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement, in each case with respect to a Third Party Claim hereunder, the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter and the indemnifying party shall pay all of such remaining sums so due and owing to the indemnified party in accordance with Section  8.4.

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8.5 Tax Matters.

(a) Tax Indemnification.  The Sellers hereby agree, jointly and severally, to be liable for and to indemnify and hold the Purchaser Indemnified Parties harmless from and against, and pay to the Purchaser Indemnified Parties the amount of any and all Losses in respect of (i) all Taxes of the Company (or any predecessor thereof) (A) for any taxable period ending on or before the Closing Date, and (B) for the portion of any Straddle Period ending at the close of business on the Closing Date (determined as provided in Section  8.5 (c)); (ii) any and all Taxes imposed on any member of a consolidated, combined or unitary group of which the Company (or any predecessor thereof) is or was a member on or prior to the Closing Date, by reason of the liability of the Company (or any predecessor thereof), pursuant to United States Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law); (iii) the failure of any of the representations and warranties contained in Section  4.10 to be true and correct in all respects (determined without regard to any qualification related to materiality contained therein) or the failure to perform any covenant contained in this Agreement with respect to Taxes; and (iv) any failure by the Sellers to timely pay any and all Taxes required to be borne by the Sellers pursuant to Section  8.5 (e); except to the extent any such Taxes are reflected as a reduction to Closing Working Capital on the Closing Working Capital Statement.

(b) Filing of Tax Returns; Payment of Taxes.

(i) The Company shall timely file all Tax Returns required to be filed by it on or prior to the Closing Date and shall pay or cause to be paid all Taxes shown due thereon.  All such Tax Returns shall be prepared in a manner consistent with prior practice; provided, however, that the Company shall not make any election pursuant to Code Section 59(e) to capitalize any “qualified expenditures” as defined in such Section on the Company’s federal income tax return and any applicable state and local income tax returns for the period ending December 31, 2009 and any other periods ending after December 31, 2009 and on or before the Closing Date.  The Company shall provide Purchaser with copies of such completed Tax Returns at least twenty days prior to the due date for filing thereof, along with supporting workpapers, for Purchaser’s review and approval (such approval not to be unreasonably withheld or delayed).  The Sellers’ Representatives and Purchaser shall attempt in good faith to resolve any disagreements regarding such Tax Returns prior to the due date for filing.  In the event that the Sellers’ Representatives and the Purchaser are unable to resolve any dispute with respect to such Tax Return at least ten days prior to the due date for filing, such dispute shall be resolved pursuant to Section  8.5 (f) which resolution shall be binding on the parties.

(ii) Following the Closing, Purchaser shall cause to be timely filed all Tax Returns required to be filed by the Company after the Closing Date and, subject to the rights to payment from the Sellers under Section  8.5 (b) (iii), pay or cause to be paid all Taxes shown due thereon.

(iii) Not later than ten days prior to the due date for the payment of Taxes on any Tax Returns which Purchaser has the responsibility to cause to be filed pursuant to Section  8.5 (b) (ii), the Sellers shall pay to Purchaser the amount of Taxes, as reasonably determined by Purchaser, owed by the Sellers pursuant to the provisions of Section  8.5.  No

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payment pursuant to this Section  8.5 (b) (iii) shall excuse the Sellers from their indemnification obligations pursuant to Section  8.5 if the amount of Taxes as ultimately determined (on audit or otherwise) for the periods covered by such Tax Returns exceeds the amount of the Sellers’ payment under this Section  8.5 (b) (iii).

(c) Straddle Period Tax Allocation.  The Company shall, unless prohibited by applicable Law, close the taxable period of the Company as of the close of business on the Closing Date.  If applicable law does not permit the Company to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not begin or end on that day) (a “Straddle Period”), the Taxes, if any, attributable to a Straddle Period shall be allocated (i) to the Sellers for the period up to and including the close of business on the Closing Date, except to the extent such Taxes were already accounted for in the Net Working Capital Adjustment as a reduction to Closing Working Capital on the Closing Working Capital Statement, and (ii) to Purchaser for the period subsequent to the Closing Date.  Any allocation of income or deductions required to determine any Taxes attributable to a Straddle Period shall be made by means of a closing of the books and records of the Company as of the close of the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.  In the case of any Taxes of the Company imposed on a periodic basis (including real property and ad valorem Taxes) the allocation between Purchaser and the Sellers described in this Section  8.5 (c) shall be made based on the number of days during the Straddle Period on or before the Closing Date, on the one hand, and the number of days in the Straddle Period after the Closing Date, on the other hand.

(d) Tax Audits.

(i) If notice of any Legal Proceeding with respect to Taxes of the Company (a “Tax Claim”) shall be received by either party for which the other party may reasonably be expected to be liable pursuant to Section  8.5 (a), the notified party shall notify such other party in writing of such Tax Claim; provided, however, that the failure of the notified party to give the other party notice as provided herein shall not relieve such failing party of its obligations under this Section  8.5 except to the extent that the other party is actually and materially prejudiced thereby.

(ii) Purchaser shall have the right, at the expense of the Sellers to the extent such Tax Claim is subject to indemnification by the Sellers pursuant to Section  8.5 hereof, to represent the interests of the Company in any Tax Claim; provided, that with respect to a Tax Claim relating exclusively to taxable periods ending on or before the Closing Date for which Sellers may reasonably be expected to be liable pursuant to Section  8.5 (a), Purchaser shall not settle such claim without the consent of the Sellers, which consent shall not be unreasonably withheld.

(e) Transfer Taxes and Payment of Other Taxes.  The Sellers shall severally be liable for and shall pay (and shall indemnify and hold harmless the Purchaser Indemnified Parties against) all sales, use, stamp, documentary, filing, recording, transfer or similar fees or

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taxes or governmental charges as levied by any Governmental Authority including any interest and penalties) in connection with the transactions contemplated by this Agreement.  Each Party shall bear all other Taxes arising as a result or payable in respect of this Agreement or its implementation, all to the extent such Taxes apply on each Party under applicable law.

(f) Disputes.  Any dispute as to any matter covered hereby shall be resolved by an independent accounting firm mutually acceptable to the Sellers and the Purchaser.  The fees and expenses of such accounting firm shall be borne equally by the Sellers, on the one hand, and the Purchaser on the other.  If any dispute with respect to a Tax Return is not resolved prior to the due date of such Tax Return, such Tax Return shall be filed in the manner which the party responsible for preparing such Tax Return deems correct.

(g) Time Limits.  Any claim for indemnity under this Section  8.5 may be made at any time prior to sixty (60) days after the expiration of the applicable Tax statute of limitations with respect to the relevant taxable period (including all periods of extension, whether automatic or permissive).

(h) Exclusivity.  The indemnification provided for in this Section  8.5 shall be the sole remedy for any claim in respect of Taxes, including any claim arising out of or relating to a breach of Section  4.10.  In the event of a conflict between the provisions of this Section  8.5, on the one hand, and the provisions of Sections  8.1 through 8.3, on the other, the provisions of this Section  8.5 shall control.

(i) Tax Treatment of Indemnity Payments.  The Sellers and the Purchaser agree to treat any indemnity payment made pursuant to this ARTICLE III as an adjustment to the Base Purchase Price for all income tax purposes.  If, notwithstanding the treatment required by the preceding sentence, any indemnification payment under ARTICLE III (including this Section  8.5) is determined to be taxable to the party receiving such payment by any Taxing Authority, the paying party shall also indemnify the party receiving such payment for any Taxes incurred by reason of the receipt of such payment and any Losses incurred by the party receiving such payment in connection with such Taxes (or any asserted deficiency, claim, demand, action, suit, proceeding, judgment or assessment, including the defense or settlement thereof, relating to such Taxes).

8.6 Recourse for Indemnity Claims.

(a) Any payment the Sellers are obligated to make to any Purchaser Indemnified Parties pursuant to this ARTICLE IV (other than Section  8.7 hereof) shall be paid:

(i) first, to the extent there are sufficient funds in the Escrow Account, by release of funds to the Purchaser Indemnified Parties from the Escrow Account by the Escrow Agent within five (5) Business Days after the date notice of any sums due and owing is given to the Sellers (by delivery to the Sellers’ Representatives) (with a copy to the Escrow Agent pursuant to the Escrow Agreement) by the applicable Purchaser Indemnified Party and shall accordingly reduce the Escrow Balance; and

(ii) second, by withholding of funds from any future Earnout Payments (including from the portion of any Earnout Payment not constituting an Escrowed Earnout

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Amount, such that any Escrowed Earnout Amount will be deposited in the Escrow Account without prior deduction).

(b) Notwithstanding Section  8.6 (a), to the extent that any Seller is obligated to indemnify any Purchaser Indemnified Party pursuant to Section  8.2(a)(ii), the Purchaser Indemnified Parties (i) shall be permitted (but shall not be required) to recover such sums due and owing in accordance with the priorities specified in Section  8.6 (a), and may in, lieu thereof (ii) require such Seller to pay all sums due and owing to the Purchaser Indemnified Parties by wire transfer of immediately available funds within five (5) Business Days after the date of such notice; provided, however, that, except in the event of fraud or intentional misrepresentation, the maximum amount the Purchaser Indemnified Parties may recover from any Seller pursuant to this clause (b) shall not exceed the cash distributions to such Seller pursuant to this Agreement (including the actual or later release of any Escrow Amount or any Earnout Payment) (treating any withholding Taxes withheld on amounts paid to such Seller, or other amounts withheld pre-Tax on amounts otherwise payable to any Sellers, as if they had been paid to such Seller for this purpose).

(c) To the extent that, on the date any Earnout Payment is to be made there exist indemnity claims which were asserted by the Purchaser Indemnified Parties prior to the expiration of the applicable Survival Period and which are not yet resolved (“Unresolved Claims”) the Purchaser may (but shall not be obligated to) retain an amount (up to the total amount of the Earnout Payment) equal to the amount of the Unresolved Claims (subject to the limitations in Section  8.3) but only to the extent that the amount of such Unresolved Claims exceeds the then-current Escrow Balance (including any Escrowed Earnout Amount to be deposited into the Escrow Account in connection with such Earnout Payment(s), if any) which is not then subject to a notice on account to any prior Unresolved Claim.  Any portion of an Earnout Payment retained by Purchaser for Unresolved Claims shall be released by Purchaser (to the extent not utilized to pay Purchaser for any such claims resolved in favor of a Purchaser Indemnified Party) upon their resolution in accordance with this ARTICLE III.

8.7 Freedom to Operate Payments and Recourse.  Except for any Royalty FTO Payments paid by Purchaser or its Affiliates for any Base Earnout Year in which Deemed Net Revenue does not exceed Target Net Revenue (which economic burden shall be borne solely by Purchaser), each of Purchaser and Sellers shall bear fifty percent (50%) of the economic burden of any FTO Payments in the manner set forth in this Section  8.7.

(a) One-Time FTO Payments.  Sellers shall bear the economic burden of fifty percent of any One-Time FTO Payments as follows:

(i) first, to the extent there are sufficient funds in the Escrow Account, by release of funds equal to fifty percent (50%) of such One-Time FTO Payment to Purchaser from the Escrow Account by the Escrow Agent within five (5) Business Days after the date notice of any sums due and owing is given to the Sellers (by delivery to the Sellers’ Representatives) (with a copy to the Escrow Agent pursuant to the Escrow Agreement) by Purchaser Indemnified Party and shall accordingly reduce the Escrow Balance; and

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(ii) second, by withholding of funds from any future Earnout Payments (including from the portion of any Earnout Payment not constituting an Escrowed Earnout Amount, such that any Escrowed Earnout Amount will be deposited in the Escrow Account without prior deduction).

(b) Royalty FTO Payments.

(i) Prior to the Escrow Release Date Sellers shall bear the economic burden of fifty percent of any Royalty FTO Payments solely through the deduction from Deemed Gross Revenue contemplated by clause (ii) of the definition of “Deemed Net Revenue.”

(ii) Following the Escrow Release Date Sellers shall bear the economic burden of fifty percent (50%) of any Royalty FTO Payments solely by release of funds to Purchaser from the Escrow Account by the Escrow Agent (no more frequently than on a quarterly basis) equal to fifty percent (50%) of such Royalty FTO Payments made by Purchaser (and not previously recovered by Purchaser through an offset against Deemed Gross Revenue or through a previous release from the Escrow Account), to the extent there are sufficient funds in the Escrow Account, within five (5) Business Days after the date notice of any sums due and owing is given to the Sellers (with a copy to the Escrow Agent pursuant to the Escrow Agreement) by Purchaser and shall accordingly reduce the Escrow Balance.

(c) Notwithstanding anything herein to the contrary, Sellers shall not be obligated to bear fifty percent (50%) of the economic burden of any FTO Payments to the extent that such fifty percent (50%) burden (including by way of offset from Deemed Gross Revenue in the computation of Deemed Net Revenue pursuant to clause (ii) of the definition thereof and by way of recourse to the Escrow Account) exceeds in the aggregate, when aggregated with any indemnifiable Losses which are subject to the Cap, $200,000,000 (the “FTO Cap”).

ARTICLE IX

TERMINATION

9.1 Termination of Agreement.  This Agreement may be terminated prior to the Closing as follows:

(a) At the election of the Sellers’ Representatives or Purchaser on or after the forty-five (45) day anniversary of the date hereof (the “Termination Date”), if the Closing shall not have occurred by the close of business on such anniversary date (other than as a result of the failure to obtain the requisite approvals pursuant to Section 6.5(a) for clearance of the transactions contemplated by this Agreement under the HSR Act in which instance the Termination Date shall be extended to be fifteen (15) Business Days after clearance is obtained or finally denied without opportunity for further appeal under the HSR Act), provided that the terminating party is not in material default of any of its obligations hereunder;

(b) At the election of the Sellers’ Representatives or Purchaser on or after the six (6) month anniversary of the date hereof, if the Closing shall not have occurred by the close of business on such anniversary date as a result of the failure to obtain the requisite approvals pursuant to Section 6.5(a) for clearance of the transactions contemplated by this Agreement

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under the HSR Act, provided that the terminating party is not in material default of any of its obligations hereunder;

(c) by mutual written consent of the Sellers’ Representatives and Purchaser;

(d) by written notice from Purchaser to the Sellers’ Representatives that there has been an event, change, occurrence or circumstance, individually or in the aggregate with any such events, changes, occurrences or circumstances that has had a Material Adverse Effect;

(e) by the Sellers’ Representatives or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Authority of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement under this Section  9.1 (e) shall not be available to a party if such Order was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(f) by Purchaser if any Seller or the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of any Seller or the Company shall have become untrue, in either case such that the conditions set forth in Sections  7.1(a) or 7.1(c) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by the Sellers’ Representatives of notice of such breach from the Purchaser; or

(g) by the Sellers’ Representatives if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or if any representation or warranty of Purchaser shall have become untrue, in either case such that the conditions set forth in Sections  7.2(a) or 7.2(b) would not be satisfied and such breach is incapable of being cured or, if capable of being cured, shall not have been cured within ten (10) days following receipt by Purchaser of notice of such breach from the Sellers’ Representatives.

9.2 Procedure Upon Termination.  In the event of termination and abandonment by Purchaser or the Sellers’ Representatives, or both, pursuant to Section  9.1, written notice thereof shall forthwith be given to the other party or parties, and this Agreement shall terminate, and the purchase of the Company Securities hereunder shall be abandoned, without further action by Purchaser, the Company or the Sellers.

9.3 Effect of Termination.  In the event that this Agreement is validly terminated as provided herein, then each of the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, any Seller or the Company; provided, however, if this Agreement is terminated by Purchaser pursuant to Section  9.1(f) the Company, in addition to any other liabilities accruing hereunder shall be liable for and shall pay within five (5) Business Days after such termination the cost of all filing or other fees paid by Purchaser to any Governmental Authority in respect of the transactions contemplated by this Agreement; provided, however, that the obligations of the parties set forth in this Section  9.3, ARTICLE X and Sections  6.10 and

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pursuant to the Confidentiality Agreement hereof shall survive any such termination and shall be enforceable hereunder and the parties shall return or destroy Confidential Information of the other parties in accordance with Section 3 of the Confidentiality Agreement; provided further, however, that nothing in this Section  9.3 shall relieve Purchaser, any Seller or the Company of any liability for a breach of this Agreement prior to the effective date of termination.

ARTICLE X

MISCELLANEOUS

10.1 Release of Claims.

(a) For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, each Seller (collectively, the “Releasors”) by his, her or its signature hereto or to a counterpart signature page (as applicable), intending to be legally bound, on his, her or its own behalf and on behalf of his, her or its representatives, agents, heirs, executors, administrators, successors and assigns (the “Releasor Persons”) hereby knowingly and voluntarily compromises, settles, waives, releases and discharges with prejudice, absolutely and forever, the Company and their respective officers, directors, agents, consultants, advisors, auditors, attorneys, successors and assigns, as applicable (collectively, the “Released Parties”) from any and all claims, rights, causes of action, protests, suits, disputes, orders, obligations, debts, demands, proceedings, contracts, agreements, promises, liabilities, controversies, costs, expenses, fees (including attorneys’ fees), or damages of any kind, arising by any means including subrogation, assignment, reimbursement, operation of law or otherwise, including claims for breach of contract (including claims arising out of any employment agreement, offer letter, employee benefit plan, stock incentive plan, bonus plan, severance agreement or other agreement), tort, fraud or misrepresentation, violation of any federal, state, or local civil rights laws of any jurisdiction, based on any protected class status, defamation, intentional or negligent infliction of emotional distress, breach of the covenant of good faith and fair dealing, promissory estoppel or negligence, in each case, in law or equity, and in each case arising from or relating to any event, occurrence, act or failure to act preceding each applicable Release Date or otherwise arising from such Releasor’s relationship with the Released Parties prior to the Closing Date whether known or unknown, suspected or unsuspected, accrued or not accrued, foreseen or unforeseen, or mature or unmature (each a “Claim” and collectively, the “Claims”); other than any Claim of any of the Sellers against the Company or any other Seller(s) arising from or related to this Agreement or any of the other Transaction Documents and any agreements entered into by any of the Sellers amongst themselves simultaneously with this Agreement.

(b) Each Releasor hereby expressly waives and relinquishes, to the full extent that such rights and benefits may be waived, all rights and benefits under any statute or law of the United States or any state, territory or jurisdiction thereof, which provides that a general release does not extend to claims which such Releasor does not know or suspect to exist in his, her or its favor at the time of executing the release, which if known by him, her or it must have materially affected his, her or its settlement with the released party.  Each Releasor acknowledges that it is familiar with and understands the provisions of Section 1542 of the California Civil Code, which provides as follows:

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A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY EFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

In this regard, each Releasor acknowledges that he, she or it is aware that any of the Releasors or their respective attorneys may hereafter discover claims or facts in addition to or different from those which the Releasors or their respective attorneys now know or believe to exist with respect to the subject matter of the foregoing releases, and it is his, her or its intention hereby to fully, finally, and forever settle and release all possible claims purported to be released hereunder that he, she or it may have against the Released Parties.  Further, it is expressly understood that notwithstanding the discovery or existence of any such additional or different claims or facts, the release given herein shall be and remain in effect as a full and complete release with respect to all Claims released hereunder.  The release in this Section  10.1 is for any relief, no matter how denominated, including, but not limited to, injunctive relief, wages, front pay, compensatory damages, or punitive damages.  The release in this Section  10.1 may not be changed orally or in writing, except as provided in Section  10.8 hereof.

(c) The invalidity or unenforceability of any provision of this Section  10.1 shall not affect or limit the validity or enforceability of any other provision hereof and if any particular provision of this Section  10.1 shall be adjudicated to be invalid or unenforceable, such provision shall be deemed amended to delete therefrom the portion thus adjudicated to be invalid or unenforceable, such deletion to apply only with respect to the operation of such provision in the particular jurisdiction in which such adjudication is made.  The invalidity or unenforceability of any provision of this Section  10.1 as to any Releasor shall not affect or limit the validity or enforceability of this Section  10.1 to any other Releasor.

(d) Each Releasor represents and agrees that (i) he, she or it has been encouraged to consult with an attorney of his, her or its choice concerning his, her or its rights and the release granted in this Section  10.1, (ii) he, she or it has thoroughly discussed all aspects of the release granted in this Section  10.1 and his, her or its rights with his, her or its own attorney or other advisor of his, her or its choice to the full extent he, she or it wanted to do so before signing this Agreement, (iii) he, she or it understands he, she or it is waiving legal rights or claims by signing this Agreement, (iv) he, she or it has carefully read and fully understands this Agreement and the release granted in this Section  10.1, and (v) he, she or it is voluntarily signing this Agreement.

(e) Each Releasor acknowledges that in entering this Agreement and the release contemplated hereby he, she or it has done so freely and voluntarily and with knowledge of all the material facts, and not as a result of any duress, concealment, fraud, or undue influence.

(f) To the extent permitted by applicable Law, each Releasor covenants, agrees and promises that he, she or it will not file any claim, charge or action asserting any such Claims and, that if such a Claim is brought on such Releasor’s behalf or for such Releasor’s benefit in or by any court or administrative agency, such Releasor hereby waives and agrees not to take any award or money or other damages as a result of such Claim.  No Releasor shall aid or

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assist any other Person in connection with the pursuit of any Claim that could not be brought by such Releasor hereunder, except in the case of a court order or validly issued subpoena.

10.2 Sellers’ Representatives.

(a) Appointment.  Each Initial Seller and, upon execution of a counterpart signature page, each Joining Seller party to this Agreement, irrevocably approves the constitution and appointment of, and hereby irrevocably constitutes and appoints William Link and James Garvey (each a “Seller Representative” and together the “Sellers’ Representatives”) jointly and severally with all the rights, powers and obligations contemplated by this Section  10.2, and any successor Sellers’ Representative(s) designated under this Section  10.2 as the sole, exclusive, true and lawful agent, representative and attorney-in-fact, with full power of substitution, for and on behalf of all Sellers, and each of them, with respect to any and all matters arising out of this Agreement following the Closing (including in connection with the Escrow Account) and the Escrow Agreement, including for purposes of taking any action or omitting to take action on behalf of all Sellers or each of them hereunder.  All actions, notices, communications and determinations by or on behalf of the Sellers in accordance herewith shall be given or made by the Sellers’ Representatives and all such actions, notices, and determinations by the Sellers’ Representative shall conclusively be deemed to have been authorized by, and shall be binding upon, any and all Sellers.  This power of attorney is coupled with an interest and is irrevocable.

(b) Each Seller acknowledges and agrees that Purchaser shall be entitled to rely on instructions received from any one (1) of the Sellers’ Representatives individually and shall not require joint instructions from both Sellers’ Representatives.

(c) Authority After the Closing Date.  From and after the Closing Date, the Sellers’ Representatives shall be authorized jointly and severally under this Agreement and the Escrow Agreement to:

(i) take all actions required or permitted by, and exercise all rights granted to, the Sellers’ Representatives in this Agreement or the Escrow Agreement;

(ii) receive all notices or other documents given or to be given to the Sellers’ Representatives or Sellers by Purchaser, the Company or the Escrow Agent pursuant to this Agreement or the Escrow Agreement;

(iii) negotiate, undertake, compromise, defend, resolve and settle any suit, proceeding or dispute under this Agreement or the Escrow Agreement on behalf of the Sellers;

(iv) execute and deliver all agreements, certificates and documents required or deemed appropriate by the Sellers’ Representatives in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement;

(v) engage special counsel, accountants and other advisors and incur such other expenses in connection with any of the transactions contemplated by this Agreement or the Escrow Agreement on behalf of the Sellers;

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(vi) apply the Representative Expense Amount to the payment of (or reimbursement of the Sellers’ Representatives for) expenses and liabilities which the Sellers’ Representatives may incur pursuant to this Section 10.2;

(vii) approve of and execute amendments to the Escrow Agreement pursuant thereto and/or to this Agreement in accordance with Section 10.8; and

(viii) take such other action as the Sellers’ Representatives may deem appropriate on behalf of the Sellers.

(d) Should the Sellers’ Representatives die, become legally incapacitated or bankrupt, dissolve, liquidate or otherwise similarly be unable or unwilling to serve or to appoint his or her successor to serve in his or her stead, the Sellers’ Majority shall designate in writing to Purchaser within five (5) Business Days a Person or Persons to replace the deceased or legally incapacitated or otherwise similarly unable Sellers’ Representatives as the successor Sellers’ Representative hereunder.  If at any time there shall not be a Sellers’ Representative and a Sellers’ Majority fails to designate in writing a successor Sellers’ Representative within five (5) Business Days after receipt of a written request delivered by Purchaser to the Sellers’ Majority requesting that a successor Sellers’ Representative be designated, then the Purchaser may petition a court of competent jurisdiction to appoint a new Sellers’ Representative hereunder.

(e) All of the costs and expenses incurred by the Sellers’ Representatives in connection with this Agreement shall be payable by the Sellers, initially out of funds (totaling $1,000,000) which each Seller instructs the Purchaser to transfer to the Sellers’ Representatives’ expense fund (the “Representative Expense Amount”) described in Exhibit G.  Any remaining funds not used by the Sellers’ Representatives will be paid to the Sellers on a pro rata basis upon conclusion of the Sellers’ Representatives’ duties as Sellers’ Representative.

(f) The Sellers’ Representatives shall not be liable to the Sellers for any act done or omitted hereunder in their capacity as the Sellers’ Representatives, unless caused by his or her willful misconduct, bad faith or gross negligence.  In all questions arising in respect of any matter arising under this Agreement, the Sellers’ Representatives may rely on the advice of counsel and any action based upon such reliance shall relieve the Sellers’ Representatives of any liability hereunder.  The Purchaser shall not be liable to the Sellers for any act done or omitted hereunder by the Sellers’ Representatives.

(g) Each Seller shall severally and not jointly indemnify and defend the Sellers’ Representatives and hold the Sellers’ Representatives harmless against such Seller’s pro rata share of any loss, liability, deficiency, damage, cost, or expense, or actions incurred by the Sellers’ Representatives and arising out of or in connection with the acceptance, performance or administration of the Sellers’ Representatives’ duties under this Agreement (including, to the extent applicable, the Escrow Agreement), including the reasonable fees and expenses of any legal counsel, accountants, auditors and other advisors retained by the Sellers’ Representatives.  Without limiting any remedy of the Sellers’ Representatives with respect to such losses, liabilities, deficiencies, damages, costs, or expenses, or actions, as aforesaid, the Sellers’ Representatives shall have recourse against the Escrow Balance prior to any distribution thereof to the Sellers.

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(h) Reduction of Earnout Payments to Replenish Representative Expense Amount.  The Sellers’ Representatives, upon written notice delivered to Purchaser, shall be entitled to cause the Purchaser to deposit with the Paying Agent all or a portion of the proceeds of any Earnout Payment prior to making any distribution of such Earnout Payment or distribution from the Escrow Agent to any Sellers for purposes of (i) replenishing the Representative Expense Amount hereunder (which amount may be increased from time to time in the discretion of the Sellers’ Representatives), or (ii) reimbursing the Sellers’ Representatives for the amount of any expenses of the Sellers’ Representatives previously paid by the Sellers’ Representatives and not discharged out of the Representative Expense Amount.  For purposes of clarity, the parties hereto acknowledge that any amounts that the Purchaser Indemnified Parties are entitled to deduct from any Earnout Payment pursuant to Sections  8.6 and 8.7 shall have priority over any deductions pursuant to this Section  10.2 (h).

(i) Distribution of Representative Expense Amount.  Any of the Representative Expense Amount deposited with the Sellers’ Representatives at the Closing or pursuant to Section 10.2 that has not been consumed by the Sellers’ Representatives may, in the discretion of the Sellers’ Representatives, at any time, be paid to the Paying Agent to be distributed to the Sellers, either as an increase to an Earnout Payment otherwise due to be paid to the Sellers, or as a separate Earnout Payment payable in accordance with all of the applicable terms of Section 10.2.

(j) Distribution of Amounts released from Escrow Agent.  Any amounts deposited with the Escrow Agent under this Agreement that are ultimately disbursed to the Paying Agent for the benefit of the Sellers shall be distributed by the Paying Agent pursuant to directions delivered by the Sellers’ Representatives.  The Sellers’ Representatives shall be entitled, in the exercise of his sole discretion, to determine the timing of any such distributions (giving due regard to the likelihood of contemporaneous distributions of other amounts by the Paying Agent, or other factors of convenience or efficiency), and the allocation of such distribution among the Sellers.

10.3 Notices.  All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

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If to any Seller, to the Sellers’ Representatives at:	William Link c/o Versant Ventures 450 Newport Center Drive, Suite 600 Newport Beach, California 92660 Telephone: (949) 729-4500 Facsimile: (949) 729-4501 Electronic Mail: billversantventures.com

and

James Garvey c/o SV Life Sciences 60 State Street, Suite 3650 Boston, Massachusetts 02109 Telephone: (617) 367-8100 Facsimile: (617) 367-1590 Electronic Mail: james.garvey@svlsa.com

With a copy (which shall not constitute notice) to:	Stradling Yocca Carlson & Rauth 660 Newport Center Dr. Suite 1600 Newport Beach, California 92660 Attention: Bruce Feuchter Facsimile: 949-725-4000 Electronic Mail: bfeuchter@sycr.com

If to Purchaser, to:	c/o Alcon Laboratories, Inc. 6201 South Freeway Fort Worth, Texas 76134 Telephone: 817-293-0450 Facsimile: 617-526-5000 Attention: General Counsel

With a copy (which shall not constitute notice) to:	Locke Lord Bissell & Liddell LLP 2200 Ross Avenue Suite 2200 Dallas, Texas 752010 Attention: Dovi Adlerstein Facsimile: 214-740-8800 Electronic Mail: dadlerstein@lockelord.com
10.4 Specific Performance.  The Sellers and Purchaser acknowledge and agree that a breach of this Agreement would cause irreparable damage to the other party will not have an adequate remedy at law.  Therefore, the obligations of the Sellers and Purchaser under this Agreement, including the Sellers’ obligation to sell the Company Securities to Purchaser, shall

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be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith.  Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

10.5 Successors and Assignees.

(a) If the Company Securities shall at any time be sold or transferred by Purchaser following the Closing, the burdens and benefits of each of the obligations, undertakings, indemnities, representations or warranties undertaken or given by the Sellers or the Purchaser under or pursuant to this Agreement shall be assignable to the purchaser or transferee of the Company Securities and such purchaser or transferee shall be entitled to enforce the same against the Sellers as if it were named in this Agreement as the Purchaser and Sellers shall be entitled to enforce the same against any such purchaser or transferee as if such purchaser or transferee were named in this Agreement as the Purchaser.

(b) Save as set out herein, no assignment of this Agreement or of any rights or obligations hereunder may be made by either the Sellers or Purchaser (by operation of law or otherwise) without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including Purchaser’s rights to purchase the Company Securities and Purchaser’s rights to seek indemnification hereunder) to any Affiliate of Purchaser or any Person to which Purchaser or any of its Affiliates proposes to sell all or substantially all of the assets relating to the business.  Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

(c) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

10.6 Expenses.  Except as otherwise expressly set forth herein, Purchaser, the Company and the Sellers shall each be responsible for their respective costs in connection with transactions contemplated hereby.  The Sellers shall be responsible for costs in connection with (a) any other documents or actions relating to the transactions contemplated by this Agreement, and (b) all expenses and charges incurred by the Company in connection with the preparation, negotiation, or execution of this Agreement and all ancillary documents.

10.7 Delays or Omissions; Waiver.  The rights of a party may be waived by such party only in writing and specifically; the conduct of any one of the parties shall not be deemed a waiver of any of its rights pursuant to this Agreement and/or as a waiver or consent on its part as to any breach or failure to meet any of the terms of this Agreement or as an amendment hereto.  No action taken pursuant to this Agreement, including any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.  The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.  No failure on the part of any party to exercise, and no delay in exercising, any right, power or

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remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by Law.

10.8 Amendment.  This Agreement (together with the recitals, schedules, appendices, annexes and exhibits attached hereto) may be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought.

10.9 Entire Agreement.  This Agreement (together with the recitals, schedules, appendices, annexes and exhibits attached hereto) contains the entire understanding of the parties with respect to its subject matter and all prior negotiations, discussions, agreements, commitments and understandings between them with respect thereto not expressly contained herein shall be null and void in their entirety, effective immediately with no further action required.

10.10 Severability.

(a) If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

(b) Where provisions of any applicable Law resulting in such illegality, invalidity or unenforceability may be waived, they are hereby waived by each party to the full extent permitted so that this Agreement shall be deemed valid and binding agreements, in each case enforceable in accordance with its terms.

10.11 Counterparts, Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.  A signed Agreement received by a party hereto via facsimile will be deemed an original, and binding upon the party who signed it.

10.12 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Texas over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts.  The parties hereby irrevocably waive,

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to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute.  Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section  10.12.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE.  THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.13 Governing Law.  The Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles thereof relating to conflict of laws.

10.14 Further Actions.  At any time and from time to time, each party agrees, without further consideration, to take such actions and to execute and deliver such documents as may be reasonably necessary to effectuate the purposes of this Agreement.

10.15 No Third-Party Beneficiaries.  Nothing in this Agreement shall create or confer upon any person or entity, other than the parties hereto or their respective successors and permitted assigns, any rights, remedies, obligations or liabilities, except as expressly provided herein.

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** SIGNATURE PAGES FOLLOW**

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER: ALCON HOLDINGS, INC. /s/ Richard Croarkin Richard Croarkin, Sr. Vice President, CFO & Corporate Strategy Officer	COMPANY: LENSX LASERS, INC. /s/ William J. Link William J. Link, Chairman
SELLERS’ REPRESENTATIVES: /s/ William J. Link William Link
/s/ James Garvey James Garvey

Purchaser, Company and Sellers’ Representative Signature Page to Stock Purchase Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
INITIAL SELLERS:
INTERWEST PARTNERS IX, L.P.	VENTURE INVESTORS EARLY STAGE FUND IV LIMITED PARTNERSHIP
(Preferred Stock)	(Preferred Stock)
By: InterWest Management Partners IX, LLC /s/ W. Stephen Holmes W. Stephen Holmes, Managing Director	By: VIESF IV GP, LLC, its General Partner /s/ Jim Adox Jim Adox, Managing Director

VERSANT SIDE FUND III, L.P.	VERSANT VENTURE CAPITAL III, L.P
(Preferred Stock)	(Preferred Stock)
By: Versant Ventures III, LLC, its General Partner /s/ William Link William Link, Managing Director	By: Versant Ventures III, LLC, its General Partner /s/ William Link William Link, Managing Director

SV LIFE SCIENCES FUND IV, L.P.	SV LIFE SCIENCES FUND IV STRATEGIC PARTNERS L.P.
(Preferred Stock)	(Preferred Stock)
By: SV Sciences Fund IV (GP), L.P., its sole General Partner By: SVLSF IV, LLC, its sole General Partner /s/ Denise W. Marks Denise W. Marks, SVLSF IV, LLC, Member	By: SV Sciences Fund IV (GP), L.P., its sole General Partner By: SVLSF IV, LLC, its sole General Partner /s/ Denise W. Marks Denise W. Marks, SVLSF IV, LLC, Member

Purchaser, Company and Sellers’ Representative Signature Page to Stock Purchase Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
INITIAL SELLERS:

RON KURTZ AND JENNIFER SIMPSON 2001 TRUST	JACKDOG, LTD.
(Preferred Stock & Warrants)	(Preferred Stock)
/s/ Ronald M. Kurtz, Trustee Ronald M. Kurtz, Trustee	/s/ Steven Slade Steven Slade, President

TARTAN TRUST DTD APRIL 18, 2001	JUHASZ FAMILY TRUST DECEMBER 3, 2004
(Common Stock)	(Common Stock)
/s/ Ronald Kurtz, Trustee Ronald Kurtz, Trustee	/s/ Tibor Juhasz, Trustee Tibor Juhasz, Trustee

RONALD KURTZ	SHELLEY B. THUNEN LIVING TRUST DATED SEPTEMBER 21, 2007
(Common Stock)	(Common Stock, Preferred Stock & Warrants)
/s/ Ronald Kurtz	/s/ Shelley Thunen, Trustee Shelley Thunen, Trustee

FERENC RAKSI	GERGELY ZIMANYI
(Common Stock)	(Common Stock)
/s/ Ferenc Raksi	/s/ Gergely Zimanyi
Purchaser, Company and Sellers’ Representative Signature Page to Stock Purchase Agreement

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.
INITIAL SELLERS:

RENEE KURTZ	JAMES FARDEEN
(Preferred Stock & Warrants)	(Common Stock, Preferred Stock & Warrants)
/s/Renee Kurtz

ERIC WEINBERG	TIBOR JUHASZ
(Common stock, Preferred Stock & Warrants)	(Preferred Stock & Warrants)
/s/ Eric Weinberg	/s/ Tibor Juhasz

ROBERT PALMISANO	JUDY GORDON
(Preferred Stock)	(Common Stock)
/s/ Robert Palmisano	/s/ Judy Gordon
Purchaser, Company and Sellers’ Representative Signature Page to Stock Purchase Agreement
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